                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                SCHEDULE 13E-3/A

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (AMENDMENT NO. 2)

                                TECH SQUARED INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                      Tech Squared Inc.     Digital River, Inc.
                      MacUSA, Inc.          Joel A. Ronning
--------------------------------------------------------------------------------
                     (Name(s) of Person(s)Filing Statement)

                           COMMON STOCK, NO PAR VALUE
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    878302108
 -------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


        Tech Squared Inc.                            Digital River, Inc.
 Attention: Charles E. Reese, Jr.               Attention: Robert E. Strawman
       6690 Shady Oak Road                      9625 W. 76th Street, Suite 150
  Eden Prairie, Minnesota 55344                 Eden Prairie, Minnesota 55344
          (612) 832-5622                                (612) 830-9042

           MacUSA, Inc.                                Joel A. Ronning
 Attention: Charles E. Reese, Jr.               9625 W. 76th Street, Suite 150
       6690 Shady Oak Road                      Eden Prairie, Minnesota 55344
  Eden Prairie, Minnesota 55344                         (612) 830-9042
          (612) 832-5622

 -------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of Persons(s) Filing Statement)
                                    ---------

                                   COPIES TO:


         Louis A. Goodman, Esq.                  Michael W. Schley, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP  Larkin, Hoffman, Daly & Lindgren, Ltd.
           One Beacon Street               7900 Xerxes Avenue South, Suite 1500
      Boston, Massachusetts 02108              Bloomington, Minnesota 55431
             (617) 573-4800                           (612) 896-3800

                               Michael J. Sullivan
                               Cooley Godward LLP
                         One Maritime Plaza, 20th Floor
                         San Francisco, California 94111
                                 (415) 693-2000

     This statement is filed in connection with (check the appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

                             c. / / A tender offer.

                            d. / / None of the above.

       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /X/

                            Calculation of Filing Fee
 -------------------------------------------------------------------------------
                                   Transaction
                   Valuation                             Amount of Filing Fee

                  $59,278,500*                                  $11,856**
 -------------------------------------------------------------------------------

           *Transaction Valuation has been calculated by using the sum of (1) the estimated consideration of $3,125,000 to be
                  received by Tech Squared from the sale of its
   operating assets and (2) the total value of the 2,650,000 shares of Digital River, Inc. ("Digital River") common stock, based on a price per share of $21.19 determined in accordance with Rule 0-11(a)(4), to be received by Tech Squared in the transaction described herein and in the Preliminary Proxy Statement-Prospectus on Schedule 14A incorporated herein by reference.

  **1/50th of 1% of Transaction Value, calculated in accordance with Rule 0-11.

  /X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount previously paid: $11,856         Filing party: Tech Squared Inc.
                                ---------                     ------------------

     Form or registration no.: Preliminary 14A   Dated filed: August 10, 1999
                               ---------------               -------------------

                                  INTRODUCTION

         This Amendment No. 2 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (this "Schedule 13E-3"), originally filed with the Securities and Exchange Commission (the "Commission") on August 10, 1999, and amended on October 14, 1999, is being filed by Tech Squared Inc., a Minnesota corporation ("Tech Squared"), Digital River, Inc., a Delaware corporation ("Digital River"), MacUSA, Inc., a Minnesota corporation ("MacUSA") and Joel
A. Ronning pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the voluntary dissolution of Tech Squared pursuant to the Plan of Liquidation and Dissolution and the transactions contemplated thereby.

         Concurrently with the filing of this Schedule 13E-3, Tech Squared is filing with the Securities and Exchange Commission the Preliminary Proxy Statement-Prospectus, as amended (the "Preliminary Proxy Statement-Prospectus"), relating to the special meeting of Tech Squared shareholders. At the special meeting, Tech Squared shareholders will consider and vote upon the voluntary dissolution of Tech Squared pursuant to the Plan of Liquidation and Dissolution. The Preliminary Proxy Statement-Prospectus is also the prospectus of Digital River related to the issuance of Digital River shares to Tech Squared and the distribution of such shares by Tech Squared to its shareholders pursuant to the Plan of Liquidation and Dissolution. The Preliminary Proxy Statement-Prospectus is referenced hereto as Exhibit E, and a copy of the Plan of Liquidation and Dissolution is attached as Annex A to the Preliminary Proxy Statement-Prospectus.

         The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Preliminary Proxy Statement-Prospectus of the information required to be included in this Schedule 13E-3. The information set forth in the Preliminary Proxy Statement-Prospectus, including all annexes and exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Preliminary Proxy Statement-Prospectus and the annexes and exhibits thereto. The Preliminary Proxy Statement-Prospectus is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Preliminary Proxy Statement-Prospectus.

                              CROSS-REFERENCE SHEET

Rule 13e-3 Transaction     All references are to portions
Statement Item Number      of the Preliminary Proxy Statement-Prospectus
and Caption                which are incorporated herein by reference
----------------------     --------------------------------------------------
ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.


 (a) . . . . . . . .       "Summary of the Proxy Statement-Prospectus -- The Companies"

 (b) . . . . . . . .       "The Special Meeting of Tech Squared Shareholders --
                           Shareholder Record Date for the Special Meeting"

 (c) . . . . . . . .       "Comparative Per Share Market Price Data"

 (d) . . . . . . . .      "Summary of the Transaction and Special Factors -- Tech
                           Squared Selected Historical Financial Data"

 (e) . . . . . . . .       Not applicable.

 (f) . . . . . . . .       Not applicable.


ITEM 2.  IDENTITY AND BACKGROUND

(a) . . . . . . .  .       *

(b) - (d) . . . . .        Exhibit 1 - "Tech Squared Annual Report on Form 10-K as
                           amended on October [  ], 1999, for the fiscal year ended
                           December 31, 1998 - Item 10 - Directors, Executive
                           Officers, Promoters and Control Persons"

(e) & (f) . . . . .        *

(g) . . . . . . . .        *

ITEM 3.  PAST CONTACTS, TRANSACTIONS AND NEGOTIATIONS

(a) (1)  . . . . . .      "The Voluntary Dissolution and the Plan of Liquidation
                          and Dissolution - Background of the Transaction";
                          "Intercompany Agreement and Agreements with Affiliates"

(a) (2)   . . . . .       "The Voluntary Dissolution and the Plan of Liquidation
                          and Dissolution - Background of the Transaction";
                          "Intercompany Agreement and Agreements with Affiliates"

(b) . . . . . . . .       "Intercompany Agreement and Agreements with Affiliates";
                          "The Voluntary Dissolution and the Plan of Liquidation
                          and Dissolution - Background of Transaction"

ITEM 4.  TERMS OF THE TRANSACTION.

 (a) . . . . . . . .      "Summary of the Transaction and Special Factors - Plan
                          of Liquidation and Dissolution"; "Summary of the
                          Transaction and Special Factors - Sale of Operating
                          Assets";"Summary of the Transaction and Special Factors
                          - The Acquisition

                                    4


                           Agreement"; "Summary of the Transaction and Special
                           Factors - The Liquidating Trust Agreement"; "The
                           Voluntary Dissolution and the Plan of Liquidation and Dissolution - General"; "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Sale of
                           Operating Assets"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - The Acquisition
                           Agreement"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - The Liquidating Trust
                           Agreement"

 (b) . . . . . . . .       "The Voluntary Dissolution and the Plan of Liquidation
                           and Dissolution - The Voting Agreements"


ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


 (a) . . . . . . . .       "Summary of the Transaction and Special Factors - Plan
                           of Liquidation and Dissolution"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution
                           - General"

 (b) . . . . . . . .       "Summary of the Transaction and Special Factors - Plan
                           of Liquidation and Dissolution"; "Summary of the
                           Transaction and Special Factors - the Sale of Operating
                           Assets"; "Summary of the Transaction and Special
                           Factors - The Acquisition Agreement"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution
                           - General"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - The Sale of Operating
                           Assets"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - The Acquisition Agreement"

 (c) . . . . . . . .       None

 (d) . . . . . . . .       "Summary of the Transaction and Special Factors - Plan of
                           Liquidation and Dissolution"; "The Voluntary Dissolution and
                           the Plan of Liquidation and Dissolution - Delisting and
                           Deregistration of Tech Squared Common Stock After the
                           Transaction"

 (e) . . . . . . . .       "Summary of the Transaction and Special Factors - Plan of
                           Liquidation and Dissolution"; "Summary of the Transaction
                           and Special Factors - the Sale of Operating Assets";
                           "Summary of the Transaction and Special Factors - The
                           Acquisition Agreement"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - General"; "The
                           Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - The Sale of Operating Assets"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution -
                           The Acquisition Agreement"

 (f) . . . . . . . .       "The Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - Delisting and Deregistration of Tech Squared
                           Common Stock After the Transaction"

 (g) . . . . . . . .       "The Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - Delisting and Deregistration of Tech Squared
                           Common Stock After the Transaction"

                                        5


ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

 (a) . . . . . . . .       "The Voluntary Dissolution and the Plan of Liquidation
                           and Dissolution - General"; "Expenses"

 (b) . . . . . . . .       "Expenses"

 (c) . . . . . . . .       Not applicable

 (d) . . . . . . . .       Not applicable

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

 (a) . . . . . . . .       "Summary of the Transaction and Special Factors - Reasons
                           for the Transaction"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - Background of the
                           Transaction"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Tech Squared's Reasons for the
                           Transaction"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Digital River's Reasons for
                           the Transaction"

 (b) . . . . . . . .       "Summary of the Transaction and Special Factors - Reasons
                           for the Transaction"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - Background of the
                           Transaction";"The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Tech Squared's Reasons for the
                           Transaction"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Opinion of Tech Squared's
                           Financial Advisor"

 (c) . . . . . . . .       "Summary of the Transaction and Special Factors - Reasons
                           for the Transaction"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - Tech Squared's Reasons
                           for the Transaction"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - Opinion of Tech
                           Squared's Financial Advisor"

 (d) . . . . . . . .       "Summary of the Transaction and Special Factors - Plan of
                           Liquidation and Dissolution"; "Summary of the Transaction
                           and Special Factors - Certain Material United States Federal
                           Income Tax Consequences of the Transaction"; "Summary of the
                           Transaction and Special Factors - Accounting Treatment of
                           the Exchange"; "Risk Factors - Risks Relating to the
                           Transaction"; "The Voluntary Dissolution and the Plan of
                           Liquidation and Dissolution - Certain Material United States
                           Federal Income Tax Consequences of the Transaction"; "The
                           Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - Accounting Treatment of the Transaction"; "The
                           Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - Delisting and Deregistration of Tech Squared
                           Common Stock After the Transaction"; "Comparison of Rights
                           of Holders of Tech Squared Common Stock and Digital River
                           Common Stock"

ITEM 8.  FAIRNESS OF THE TRANSACTION.

 (a) . . . . . . . .        "Summary of the Transaction and Special Factors -

                                        6

                            Recommendation of Tech Squared's Board of Directors";
                            "The Voluntary Dissolution and the Plan of Liquidation
                            and Dissolution - Digital River's Reasons for the
                            Transaction"; "The Voluntary Dissolution and the Plan of
                            Liquidation and Dissolution - Digital River's
                            Determination that the Transaction is Fair to Tech
                            Squared's Shareholders"; "The Voluntary Dissolution and
                            the Plan of Liquidation and Dissolution - Recommendation
                            of Tech Squared's Board of Directors"

 (b) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Recommendation of Tech Squared's Board of Directors"; "The
                           Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - Recommendation of Tech Squared's Board of
                           Directors"; "Summary of the Transaction and Special Factors
                           - Reasons for the Transaction"; "The Voluntary Dissolution
                           and the Plan of Liquidation and Dissolution - Recommendation
                           of Tech Squared's Board of Directors"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution -
                           Tech Squared's Reasons for the Transaction"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution -
                           Opinion of Tech Squared's Financial Advisor"; Annex E -
                           "Opinion of SG Cowen Securities Corporation"; Annex F -
                           "Opinion of Arthur Andersen LLP"; Annex G - "Opinion of
                           Broadview International LLC"

 (c) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Shareholder Approval"

 (d) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Recommendation of Tech Squared's Board of Directors";
                           "The Voluntary Dissolution and the Plan of Liquidation
                           and Dissolution - Recommendation of Tech Squared's Board
                           of Directors"

 (e) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Recommendation of Tech Squared's Board of Directors";
                           "The Voluntary Dissolution and the Plan of Liquidation
                           and Dissolution - Recommendation of Tech Squared's Board
                           of Directors"

 (f) . . . . . . . .       Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

 (a) and (b) (1-3) .       "Summary of the Transaction and Special Factors -Tech
                           Squared's Financial Advisor and its Opinion"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution -
                           Opinion of Tech Squared's Financial Advisor"; Annex E -
                           "Opinion of SG Cowen Securities Corporation"; Annex F -
                           "Opinion of Arthur Andersen LLP"; Annex G - "Opinion of
                           Broadview International LLC"

 (b)(4)  . . . . . .       None

 (b)(5)  . . . . . .       Summary of the Transaction and Special Factors - Tech
                           Squared's Financial Advisor and its Opinion"; "The
                           Voluntary Dissolution and the Plan of Liquidation and
                           Dissolution - Opinion of Tech Squared's Financial

                                        7

                           Advisor"; Annex E - "Opinion of SG Cowen Securities
                           Corporation"; Annex G - "Opinion of Broadview
                           International LLC"

 (b)(6)  . . . . . .       "The Voluntary Dissolution and the Plan of Liquidation
                           and Dissolution - Opinion of Tech Squared's Financial
                           Advisor"; Annex E - "Opinion of SG Cowen Securities
                           Corporation"; Annex F - "Opinion of Arthur Andersen
                           LLP"; Annex G - "Opinion of Broadview International
                           LLC"

 (c) . . . . . . . .       Annex E - "Opinion of SG Cowen Securities Corporation";
                           Annex F - "Opinion of Arthur Andersen LLP"; Annex G -
                           "Opinion of Broadview International LLC"

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

 (a) . . . . . . . .       "Share Ownership By Principal Shareholders, Management
                           and Directors of Tech Squared"

 (b) . . . . . . . .       "Share Ownership By Principal Shareholders, Management
                           and Directors of Tech Squared"

ITEM 11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS
          WITH RESPECT TO THE ISSUER'S SECURITIES

     . . . . . . . .       "The Voluntary Dissolution and the Plan of Liquidation
                           and Dissolution - The Voting Agreements"

ITEM 12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN
          PERSONS WITH REGARD TO THE TRANSACTION.

 (a) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Shareholder Approval"; "The Voluntary Dissolution and the
                           Plan of Liquidation and Dissolution - The Voting Agreements"

 (b) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Recommendation of Tech Squared's Board of Directors";
                           "The Special Meeting of Tech Squared Shareholders -
                           Purpose of the Special Meeting"

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

 (a) . . . . . . . .       "Summary of the Transaction and Special Factors -
                           Dissenters' and Appraisal Rights"; "The Voluntary
                           Dissolution and the Plan of Liquidation and Dissolution
                           -Dissenters' and Appraisal Rights"

 (b) . . . . . . . .       None

 (c) . . . . . . . .       Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

 (a) . . . . . . . .       "Summary of the Transaction and Special Factors - Tech
                           Squared Historical Financial Data"; "Summary of the Proxy
                           Statement-Prospectus - Comparative Per Share Data"

 (b) . . . . . . . .       Not applicable.

                                        8


ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

 (a) . . . . . . . .       Not applicable.

 (b) . . . . . . . .       "The Special Meeting of Tech Squared Shareholders -
                           Proxies"; "Expenses"

ITEM 16.  ADDITIONAL INFORMATION

         The Preliminary Proxy Statement-Prospectus on Schedule 14A and the annexes and exhibits attached thereto are incorporated herein by reference

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

         *


*        The Item is located in the Schedule 13e-3 only.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

                   (a) The information concerning Tech Squared Inc. set forth in "Summary of the Proxy Statement-Prospectus -- The Companies" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (b) The information set forth in "The Special Meeting of Tech Squared Shareholders -- Shareholder Record Date for the Special Meeting" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (c) The information set forth in "Comparative Per Share Market Price Data" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (d) The information set forth in "Summary of the Transaction and Special Factors -- Tech Squared Selected Historical Financial Data" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (e) Not applicable.

                  (f) Not applicable.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a) This statement is filed by Tech Squared, the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction, as well as on behalf of Digital River, MacUSA and Mr. Joel A. Ronning, all of whom are affiliates of Tech Squared.

                  (b) - (d) For Tech Squared, its officers and directors and Mr. Ronning, see the information set forth in Exhibit 1 - "Tech Squared Annual Report on Form 10-K as amended on October [ ], 1999, for the fiscal year ended December 31, 1998 - Item 10 - Directors, Executive Officers, Promoters and Control Persons" of the Preliminary Proxy Statement-Prospectus which is incorporated herein by reference.

                  For information concerning Digital River and its officers, see the information set forth in Exhibit A to this Schedule 13e-3, which contains an excerpt from Digital River's Annual Report on Form 10-K filed on March 3, 1999, for the fiscal year ended December 31, 1998, incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3. For information concerning Digital River and its directors, see the information set forth in Exhibit B to this Schedule 13e- 3, which contains an excerpt from Digital River's Definitive Proxy Statement on Schedule 14A, filed on March 23, 1999, incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3. The nominees for election to the Board of Directors of Digital River, Thomas F. Madison and Charles E. Reese, Jr., were both elected. However, Mr. Reese recused himself from Digital River's Board of Director's on June 25, 1999, and formally resigned from the Board on July 9, 1999.

                  MacUSA has the same directors and executive officers as Tech Squared.

                   (e) & (f) During the last five years, none of Tech Squared, Digital River, MacUSA and Mr. Ronning, and, to the best knowledge of Tech Squared, Digital River and MacUSA, none of the officers and directors of Tech Squared, Digital River and MacUSA have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

                  (g) Each of the executive officers and directors of Tech Squared, Digital River, and MacUSA, including Mr. Ronning, are United States citizens.

ITEM 3.  PAST CONTACTS, TRANSACTIONS AND NEGOTIATIONS

                  (a) (1) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Background of the Transaction" and "Intercompany Agreement and Agreements with Affiliates" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (a) (2) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Background of the Transaction" and "Intercompany Agreement and Agreements with Affiliates" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  In the normal course of business, Mr. Ronning has had conversations with officers and employees of Digital River and MacUSA regarding the election of Tech Squared directors. However, none of these conversations were pursuant to the transactions contemplated within this Schedule 13e-3.

                  (b) The information set forth in "Intercompany Agreement and Agreements with Affiliates" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Background of Transaction" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

                  (a) The information set forth in "Summary of the Transaction and Special Factors - Plan of Liquidation and Dissolution," "Summary of the Transaction and Special Factors - Sale of Operating Assets," "Summary of the Transaction and Special Factors - The Acquisition Agreement," "Summary of the Transaction and Special Factors - The Liquidating Trust Agreement," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - General," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Sale of Operating Assets," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Acquisition Agreement" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Liquidating Trust Agreement" of the Preliminary Proxy Statement- Prospectus is incorporated herein by reference.

                  (b) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Voting Agreements" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                  (a) The information set forth in "Summary of the Transaction and Special Factors - Plan of Liquidation and Dissolution" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - General" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                   (b) The information set forth in "Summary of the Transaction and Special Factors - Plan of Liquidation and Dissolution," "Summary of the Transaction and Special Factors - the Sale of Operating Assets," "Summary of the Transaction and

Special Factors - The Acquisition Agreement," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - General," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Sale of Operating Assets" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Acquisition Agreement" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (c) None

                  (d) The information set forth in "Summary of the Transaction and Special Factors - Plan of Liquidation and Dissolution" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Delisting and Deregistration of Tech Squared Common Stock After the Transaction" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (e) The information set forth in "Summary of the Transaction and Special Factors - Plan of Liquidation and Dissolution," "Summary of the Transaction and Special Factors - the Sale of Operating Assets," "Summary of the Transaction and Special Factors - The Acquisition Agreement," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - General," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Sale of Operating Assets" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Acquisition Agreement" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (f) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Delisting and Deregistration of Tech Squared Common Stock After the Transaction" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (g) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Delisting and Deregistration of Tech Squared Common Stock After the Transaction" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - General" and "Expenses" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (b) The information set forth in "Expenses" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (c) Not applicable

                  (d) Not applicable

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

                   (a) The information set forth in "Summary of the Transaction and Special Factors - Reasons for the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Background of the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Tech Squared's Reasons for the Transaction" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Digital River's Reasons for the Transaction" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (b) The information set forth in "Summary of the Transaction and Special Factors - Reasons for the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Background of the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Tech Squared's Reasons for the Transaction" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Opinion of Tech Squared's Financial Advisor" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (c) The information set forth in "Summary of the Transaction and Special Factors - Reasons for the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Tech Squared's Reasons for the Transaction" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution Opinion of Tech Squared's Financial Advisor" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (d) The information set forth in "Summary of the Transaction and Special Factors - Plan of Liquidation and Dissolution," "Summary of the Transaction and Special Factors - Certain Material United States Federal Income Tax Consequences of the Transaction," "Summary of the Transaction and Special Factors - Accounting Treatment of the Exchange," "Risk Factors - Risks Relating to the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Certain Material United States Federal Income Tax Consequences of the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Accounting Treatment of the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Delisting and Deregistration of Tech Squared Common Stock After the Transaction" and "Comparison of Rights of Holders of Tech Squared Common Stock and Digital River Common Stock" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

                  (a) The information set forth in "Summary of the Transaction and Special Factors - Recommendation of Tech Squared's Board of Directors," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Digital River's Reasons for the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Digital River's Determination that the Transaction is Fair to Tech Squared's Shareholders" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Recommendation of Tech Squared's Board of Directors" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (b) The information set forth in "Summary of the Transaction and Special Factors - Recommendation of Tech Squared's Board of Directors," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Recommendation of Tech Squared's Board of Directors," "Summary of the Transaction and Special Factors - Reasons for the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Recommendation of Tech Squared's Board of Directors," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Tech Squared's Reasons for the Transaction," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Opinion of Tech Squared's Financial Advisor," Annex E - "Opinion of SG Cowen Securities Corporation," Annex F - "Opinion of Arthur Andersen LLP" and Annex G - "Opinion of Broadview International LLC" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                   (c) The information set forth in "Summary of the Transaction and Special Factors - Shareholder Approval" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (d) The information set forth in "Summary of the Transaction and Special Factors - Recommendation of Tech Squared's Board of Directors" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Recommendation of Tech Squared's Board of Directors" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (e) The information set forth in "Summary of the Transaction and Special Factors - Recommendation of Tech Squared's Board of Directors" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Recommendation of Tech Squared's Board of Directors" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

                  (a) and (b) (1-3). The information set forth in "Summary of the Transaction and Special Factors -Tech Squared's Financial Advisor and its Opinion," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Opinion of Tech Squared's Financial Advisor," Annex E -"Opinion of SG Cowen Securities Corporation," Annex F - "Opinion of Arthur Andersen LLP" and Annex G - "Opinion of Broadview International LLC" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  The information set forth in Exhibit C of this Schedule 13e-3, regarding the Fairness Opinion Presentation made by SG Cowen Securities Corporation to the Board of Directors of Tech Squared on July 11, 1999, is incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3.

                  The information set forth in Exhibit D of this Schedule 13e-3, regarding the Presentation made by Broadview International LLC to the Board of Directors of Digital River on July 9, 1999, is incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3.

                  (b)(4) None

                  (b)(5) The information set forth in "Summary of the Transaction and Special Factors - Tech Squared's Financial Advisor and its Opinion," "The Voluntary Dissolution and the Plan of Liquidation and Dissolution
- Opinion of Tech Squared's Financial Advisor," Annex E - "Opinion of SG Cowen Securities Corporation," and Annex G - "Opinion of Broadview International LLC" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (b)(6) The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Opinion of Tech Squared's Financial Advisor," Annex E - "Opinion of SG Cowen Securities Corporation," Annex F "Opinion of Arthur Andersen LLP" and Annex G - "Opinion of Broadview International LLC" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                   The information set forth in Exhibit C of this Schedule 13e-3, regarding the Fairness Opinion Presentation made by SG Cowen Securities Corporation to the Board of Directors of Tech Squared on July 11, 1999, is incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3.

                   The information set forth in Exhibit D of this Schedule 13e-3, regarding the Presentation made by Broadview International LLC to the Board of Directors of Digital River on July 9, 1999, is incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3.

                  (c) The information set forth in Annex E - "Opinion of SG Cowen Securities Corporation," Annex F - "Opinion of Arthur Andersen LLP" and Annex G - "Opinion of Broadview International LLC" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

                   (a) The information set forth in "Share Ownership By Principal Shareholders, Management and Directors of Tech Squared" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                   (b) The information set forth in "Share Ownership By Principal Shareholders, Management and Directors of Tech Squared" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS
          WITH RESPECT TO THE ISSUER'S SECURITIES.

                   The information set forth in "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Voting Agreements" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 12.  PRESENT INTENTION AND RECOMMENDATION OF CERTAIN
          PERSONS WITH REGARD TO THE TRANSACTION.

                  (a) The information set forth in "Summary of the Transaction and Special Factors - Shareholder Approval" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - The Voting Agreements" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (b) The information set forth in "Summary of the Transaction and Special Factors - Recommendation of Tech Squared's Board of Directors" and "The Special Meeting of Tech Squared Shareholders - Purpose of the Special Meeting" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

                  (a) The information set forth in "Summary of the Transaction and Special Factors - Dissenters' and Appraisal Rights" and "The Voluntary Dissolution and the Plan of Liquidation and Dissolution - Dissenters' and Appraisal Rights" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (b) None

                  (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

                  (a) Pursuant to General Instruction D to Schedule 13E-3, Tech Squared's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended on October [ ], 1999 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 have been delivered with the Preliminary Proxy Statement

Prospectus on Schedule 14A. Tech Squared's audited financial statements for the periods covered therein are incorporated herein by reference.

                  The information set forth in "Summary of the Transaction and Special Factors - Tech Squared Historical Financial Data" and "Summary of the Proxy Statement-Prospectus - Comparative Per Share Data" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

                  (b) Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

                  (a) Not applicable.

                  (b) The information set forth in "The Special Meeting of Tech Squared Shareholders - Proxies" and "Expenses" of the Preliminary Proxy Statement-Prospectus is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

              The Preliminary Proxy Statement-Prospectus on Schedule 14A and the annexes and exhibits attached thereto are incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

                  Item 17 of this Schedule 13e-3 is hereby amended and supplemented as follows:

                  (a) Not applicable.

                  (b) Annex E - "Opinion of SG Cowen Securities Corporation," Annex F "Opinion of Arthur Andersen LLP" and Annex G - "Opinion of Broadview International LLC" of the Preliminary Proxy Statement-Prospectus
(incorporated herein by reference).

                  Exhibit C of this Schedule 13e-3

                  Exhibit D of this Schedule 13e-3.

                  (c) Annex D - "Voting Agreements" of the Preliminary Proxy Statement-Prospectus (incorporated herein by reference).

                  (d) Preliminary Proxy Statement-Prospectus, as amended, and the annexes and exhibits attached thereto (incorporated by reference to the Proxy Statement-Prospectus, as amended, filed by Tech Squared Inc. on October 29, 1999).

                  The information set forth in Exhibit A and Exhibit B to this
Schedule 13e-3 (filed herewith).

                  (e) Not applicable.

                  (f) None.

                                   SIGNATURES

                   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 29, 1999                    TECH SQUARED INC.


                                            /s/ Jeffrey F. Martin
                                            ------------------------------------
                                            Name: Jeffrey F. Martin
                                            Title: Chief Financial Officer

                                            DIGITAL RIVER, INC.


                                            /s/ Joel A. Ronning
                                            ------------------------------------
                                            Name: Joel A. Ronning
                                            Title: Chief Executive Officer

                                            MACUSA, INC.


                                            /s/ Charles E. Reese, Jr.
                                            ------------------------------------
                                            Name: Charles E. Reese, Jr.
                                            Title: Chief Executive Officer


                                            /s/ Joel A. Ronning
                                            ------------------------------------
                                            Name: Joel A. Ronning
                                            Title: Individually





                       Signature Page to Schedule 13e-3

                                  EXHIBIT INDEX

EXHIBIT   DESCRIPTION

A . . . . Excerpt from Digital River's Annual Report on Form 10-K filed on
          March 3, 1999, for the fiscal year ended December 31, 1998

B . . . . Excerpt from Digital River's Definitive Proxy Statement on Schedule
          14A, filed on March 23, 1999

C . . . . Materials used in the Fairness Opinion Presentation made by SG Cowen
          Securities Corporation to the Board of Directors of Tech Squared on July 11, 1999

D . . . . Materials used in the Presentation made by Broadview International
          LLC to the Board of Directors of Digital River on July 9, 1999, is incorporated herein by reference, pursuant to General Instruction D to Schedule 13e-3

E . . . . Proxy Statement-Prospectus, as amended (incorporated by reference to the Proxy Statement-Prospectus, as amended, filed by Tech Suqared Inc. on October 14, 1999)

                                                                       EXHIBIT A

EXECUTIVE OFFICERS OF THE REGISTRANT.

         The following table sets forth information regarding the Company's executive officers as of December 31, 1998:

     NAME                   AGE                  POSITION
----------------------   ---------      ------------------------------

Joel A. Ronning             42          Chief Executive Officer
Perry W. Steiner            33          President
Robert E. Strawman          39          Chief Financial Officer and Treasurer
Kelly J. Wical              42          Chief Technology Officer
Draper M. Jaffray           36          Vice President of Business Development
Terence M. Strom            54          Vice President of Marketing
Gregory R.L. Smith          32          Secretary and Controller
Randy J. Womack             34          Chief Information Officer



         Mr. Ronning founded the Company in February 1994 and has been President and Chief Executive Officer and a director of the Company since that time. From February 1994 to July 1998, Mr. Ronning was also President of the Company. Since May 1995, Mr. Ronning has served as Chairman of the Board of Directors of Tech Squared Inc., a direct catalog marketer of software and hardware products. From May 1996 to July 1998, Mr. Ronning served as Chief Executive Officer, Chief Financial Officer and Secretary of Tech Squared. From May 1995 to August 1996, Mr. Ronning also served as the President of Tech Squared. Mr. Ronning is the founder of MacUSA, Inc., a wholly-owned subsidiary of Tech Squared, and has served as a director of MacUSA, Inc. since April 1990. From April 1990 to July 1998, Mr. Ronning also served as the Chief Executive Officer of MacUSA, Inc. Mr. Ronning also serves as a director of the Software Publishers Association and JASC, Inc.

         Mr. Steiner joined the Company in July 1998 as President and has served as a director of the Company since April 1998. From January 1997 to July 1998, Mr. Steiner served as Vice President of Wasserstein Perella & Co., Inc., an investment banking firm, and as Vice President of Wasserstein Perella Ventures, Inc., the general partner of Wasserstein Adelson Ventures, L.P., a venture capital fund. From June 1993 to December 1996, Mr. Steiner was a principal of TCW Capital, a group of leveraged buyout funds managed by Trust Company of the West. Mr. Steiner also serves as a director of Tech Squared.

         Mr. Strawman joined the Company in April 1998 as Chief Financial Officer and Treasurer. From September 1995 to April 1998, Mr. Strawman served as Director of Finance and Vice President of Finance for Caribou Coffee Company, Inc., a gourmet coffee retailer. From 1989 to 1995, Mr. Strawman held various financial positions at Software Etc. Stores, Inc., a specialty retailer of software, most recently as Chief Financial Officer.

         Mr. Wical joined the Company in April 1997 as Chief Technology Officer. From 1992 to April 1997, Mr. Wical was Director of Development and Chief Scientist/Architect of the Context Server Division of Oracle Corporation. From 1987 to 1992, Mr. Wical was co-founder and Vice President of Research and Development for Artificial Linguistics, Inc., a developer of text management software.

         Mr. Jaffray joined the Company in December 1996 as Vice President of Business Development. From January 1996 to December 1996, Mr. Jaffray was a partner in The Firm, a computer products manufacturers representative. From 1991 to 1995, Mr. Jaffray served as Director of Sales for Tech Squared.

         Mr. Strom joined the Company as Vice President of Marketing in August 1998. From June 1993 to February 1997, Mr. Strom held various positions at Egghead, Inc., a computer software retailer, most recently as Chief Executive Officer. From January 1990 to June 1993, Mr. Strom held various positions at Best Buy Co., Inc., a consumer electronics retailer, most recently as Senior Vice President of Marketing.

         Mr. Smith joined the Company as Controller in June 1997 and has served as Secretary and Controller since December 1997. From November 1995 to June 1997, Mr. Smith was Manager, External Reporting and Investor Relations at Secure Computing Corporation, a developer of network and Internet security products. From June 1988 to November 1995, Mr. Smith held various positions with Ernst & Young LLP.

         Mr. Womack joined the Company in October 1997 as Chief Information Officer. From May 1997 to September 1997, Mr. Womack was Director of Engineering at Xerox Corporation. From 1992 to 1997, Mr. Womack held various positions, including Development Manager at Oracle Corporation. From 1989 to 1992, Mr. Womack was Director of Technical Services at Artificial Linguistics, Inc.

                                                                      Exhibit B

NOMINEES FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT THE 2002 ANNUAL
MEETING

THOMAS F. MADISON

     Mr. Madison has served as a director of the Company since August 1996. Since January 1993 he has been the President and Chief Executive Officer of MLM Partners, a consulting and small business investment company. From February 1994 to September 1994, Mr. Madison served as Vice Chairman and Chief Executive Officer at Minnesota Mutual Life Insurance Company. From June 1987 to December 1992, Mr. Madison was President of US WEST Communications Markets, a division of US WEST, Inc. Mr. Madison also serves on the Boards of Directors of Valmont Industries Inc., Eltrax Systems, Inc., Reliant Energy Minnegasco, a division of Reliant Energy, ACI Telecentrics, Span Link Communications and Delaware Group of Funds.

CHARLES E. REESE, JR.

     Mr. Reese has served as a director of the Company since July 1996. In August 1996, Mr. Reese joined Tech Squared, Inc. as President and Chief Operating Officer and has served as a director of Tech Squared since April 1996. In March 1999, Mr. Reese was also named Chief Executive Officer of Tech Squared. From April 1995 to August 1996, Mr. Reese served as Vice President of Sales and Marketing for the Weidt Group, Inc., a privately-held custom software development firm specializing in Internet Web site design and development. From July 1987 to April 1995, Mr. Reese served as Vice President of Sales at Lasermaster Corp., a manufacturer and seller of high-resolution plain paper typesetters, chemical-free image setters and large format color printers.

                                    * * *

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2000 ANNUAL MEETING

TIMOTHY C. CHOATE

         Mr. Choate has served as a director of the Company since May 1998. Mr. Choate has been Chairman of FreeShop International, Inc. since its inception in June 1997 and has been President and Chief Executive Officer since March 1998. Mr. Choate co-founded Online Interactive, Inc., the original parent company of FreeShop International, Inc., in June 1994, and served as President, Chief Executive Officer and Chairman until February, 1997 and Chairman until July 1997. Mr. Choate served as a Vice President of Micro Warehouse, Inc. from July 1997, when it acquired Online Interactive, Inc., until February 1998. From February 1991 to May 1994, Mr. Choate held various positions at Softdisk Publishing, LLC, most recently as President. From February 1989 until February 1991, Mr. Choate was a Senior Marketing Manager at Prodigy Services Company.

WILLIAM LANSING

     Mr. Lansing has served as a director of the Company since November 1998. In May 1998, Mr. Lansing joined Fingerhut Companies, Inc. as President and Chief Operating Officer. From October 1996 to May 1998, Mr. Lansing served as Vice President for Business Development for General Electric Corporation. From January 1996 to October 1996, he was Chief Operating Officer at Prodigy, an online joint venture of IBM Corporation and Sears Roebuck and Co. From September 1986 to December 1995, Mr. Lansing was at McKinsey & Co. where he was a partner leading the consulting firm's Internet practice. Mr. Lansing began his career in 1984 at Davis Polk & Wardwell as a securities lawyer.

CHRISTOPHER J. SHARPLES

     Mr. Sharples has served as a director of the Company and Digital River Ltd., a wholly-owned subsidiary of the Company, since April 1998. Since 1973, Mr. Sharples has served as a director of GNI Ltd., a firm specializing in the derivatives market, which he co-founded in 1972. Since 1995, Mr. Sharples has been Chairman of Lombard Street Research, an economic research firm. From November 1996 to December 1998, Mr. Sharples served as Chairman of Datastream International Ltd., a supplier of on-line historical financial and economic information to investment professionals. From 1981 to December 1998 Mr. Sharples served as Chairman of ICV Ltd., a financial information company. Both Datastream International Ltd. and ICV Ltd. are subsidiaries of Primark Corporation, a information services company. From 1987 to 1995, Mr. Sharples was Chairman of the Association of Futures Brokers & Dealers and the

Securities and Futures Authority, front line regulatory organizations designated under the laws of Great Britain.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2001 ANNUAL MEETING

JOEL A. RONNING

     Mr. Ronning founded the Company in February 1994 and has been Chief Executive Officer and a director of the Company since that time. From February 1994 to July 1998, Mr. Ronning was also President of the Company. Since May 1995, Mr. Ronning has served as Chairman of the Board of Directors of Tech Squared, Inc., a direct catalog marketer of software and hardware products. From May 1995 to July 1998, Mr. Ronning served as Chief Executive Officer, Chief Financial Officer and Secretary of Tech Squared. From May 1995 to August 1996, Mr. Ronning also served as the President of Tech Squared. Mr. Ronning is the founder of MacUSA, Inc., a wholly-owned subsidiary of Tech Squared, and has served as a director of MacUSA, Inc. since April 1990. From April 1990 to July 1998, Mr. Ronning also served as the Chief Executive Officer of MacUSA, Inc. Mr. Ronning also serves as a director of the Software Publishers Association and JASC, Inc.

PERRY W. STEINER

     Mr. Steiner joined the Company in July 1998 as President and has served as a director of the Company since April 1998. From January 1997 to July 1998, Mr. Steiner served as Vice President of Wasserstein Perella & Co., Inc., an investment banking firm, and as Vice President of Wasserstein Perella Ventures, Inc., the general partner of Wasserstein Adelson Ventures, L.P., a venture capital fund. From June 1993 to December 1996, Mr. Steiner was a principal of TCW Capital, a group of leveraged buyout funds managed by Trust Company of the West. Mr. Steiner serves as a director of Tech Squared, Inc.

J. PAUL THORIN

     Mr. Thorin has served as a director of the Company since June 1996. Since April 1996, Mr. Thorin has served as General Counsel of Fujitsu America Inc., a subsidiary of Fujitsu Limited and since June 1997 as its Vice President and General Counsel. From April 1990 to March 1996, Mr. Thorin held the position of Associate Corporate Counsel of Fujitsu America Inc.

                                                                 Exhibit C

                                                                 CONFIDENTIAL

PRESENTATION TO


PROJECT TRIANGLE

FAIRNESS OPINION PRESENTATION TO THE BOARD OF DIRECTORS





                                     [LOGO]

Project
Triangle

--------------------------------------------------------------------------------
July 11, 1999

THE FOLLOWING MATERIALS ARE PREPARED SOLELY FOR DISCUSSION AT THE MEETING OF THE BOARD OF DIRECTORS OF TECH SQUARED INC. SCHEDULED FOR JULY 11, 1999.

IN PREPARING THIS PRESENTATION, WE HAVE, WITH YOUR CONSENT, RELIED UPON CERTAIN INFORMATION PROVIDED BY TECH SQUARED AND DIGITAL RIVER, AS WELL AS OTHER PUBLICLY AVAILABLE INFORMATION. WE HAVE NOT INDEPENDENTLY VERIFIED ANY OF SUCH INFORMATION AND HAVE RELIED ON IT BEING COMPLETE AND ACCURATE IN ALL MATERIAL RESPECTS.

THIS PRESENTATION IS BASED ON THE BUSINESS AND OPERATIONS OF TECH SQUARED AND DIGITAL RIVER AS REPRESENTED TO US AS OF JULY 11, 1999 AND DOES NOT PURPORT TO TAKE INTO CONSIDERATION ANY INFORMATION OR EVENT ARISING SUBSEQUENT TO THAT DATE. SG COWEN MAKES NO REPRESENTATION OR WARRANTY THAT THERE HAS BEEN NO MATERIAL CHANGE OF THE INFORMATION PROVIDED OR REVIEWED BY US IN CONNECTION HEREWITH.

THE INFORMATION CONTAINED HEREIN IS CONFIDENTIAL AND HAS BEEN PREPARED EXCLUSIVELY FOR THE BENEFIT AND USE OF THE BOARD OF DIRECTORS OF THE COMPANY IN ITS CONSIDERATION OF THE PROPOSED TRANSACTION AND MAY NOT BE USED FOR ANY OTHER PURPOSE OR REPRODUCED, DISSEMINATED, QUOTED OR REFERRED TO AT ANY TIME, IN ANY MANNER OR FOR ANY PURPOSE WITHOUT OUR PRIOR WRITTEN CONSENT. THIS PRESENTATION IS NOT FOR THE BENEFIT OF, AND DOES NOT CONVEY ANY RIGHTS OR REMEDIES TO, ANY HOLDER OF SECURITIES OF THE COMPANY OR ANY OTHER PERSON.

THIS PRESENTATION IS SUBJECT TO THE ASSUMPTIONS, QUALIFICATIONS AND LIMITATIONS SET FORTH HEREIN AND IN OUR RELATED FAIRNESS OPINION LETTER AND DOES NOT CONSTITUTE A RECOMMENDATION BY SG COWEN TO THE BOARD OF DIRECTORS OR SHAREHOLDERS OF THE COMPANY ON HOW TO VOTE WITH RESPECT TO THE PROPOSED TRANSACTION.

Project
Triangle

--------------------------------------------------------------------------------


TABLE OF CONTENTS



1.    TRANSACTION OVERVIEW


2.    TRANSACTION CONSIDERATIONS


3.    VALUATION PERSPECTIVES



APPENDICES
     A.       Form of Fairness Opinion
     B.       Transaction Impact
     C.       TS Overview
     D.       DR Overview
     E.       Premiums Paid Analysis Detail
     F.       Historic Stock Price Analysis
     G.       Liability Reserve Analysis

Project
Triangle

--------------------------------------------------------------------------------


TRANSACTION OVERVIEW

Project
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                                                            TRANSACTION OVERVIEW
--------------------------------------------------------------------------------

                             SUMMARY TRANSACTION TERMS

OFFER PRICE                  Convert TS option into 3.00MM common shares of
                             DR Exchange substantially all TS assets (3.00MM
                             shares plus $1.2MM in cash) for 2.65MM newly
                             issued shares of DR
                             Satisfy liabilities and liquidate company
                             delivering approximately 2.47MM shares to the TS
                             shareholders, which equates to 0.1698 shares of DR
                             in exchange for each TS share ($5.98 per share
                             based on DR share price of $35.25 as of July 9,
                             1999)


FORM OF CONSIDERATION        DR Common Stock


OTHER KEY DEAL POINTS        Buyer assumes no liabilities
                             Creation of liquidating trust to satisfy potential contingent liabilities

TYPE OF TRANSACTION          Exchange reorganization followed by liquidation


TAX/ACCOUNTING TREATMENT     Purchase of assets, Tax-free reorganization/368(a)
                             (1)(C) followed by liquidation

REGISTRATION OF SHARES       Shares to be registered under the Securities Act
ISSUED                       of 1933


POST-CLOSING STRUCTURE       TS shareholders will become DR shareholders and
                             beneficiaries of the liquidating trust


LOCK-UP OF SHARES            Joel Ronning, Chairman & Chuck Reese, CEO have
ISSUED/RESTRICTIONS OR       agreed to lock-up agreements with a weighted
DISPOSITION                  average term of 6 months
OF SHARES


PRE-SIGNING CONDITIONS       Agreement not to sell option shares
                             Board approval

Project
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                                                            TRANSACTION OVERVIEW
--------------------------------------------------------------------------------
                           SUMMARY TRANSACTION TERMS

CONDITIONS TO CLOSING      TS shareholder approval
                           HSR waiting period expired
                           Option stock transfer completed
                           Sale of operating businesses
                           Opinion on tax-free nature of reorganization
                           Preparation for dissolution
                           Limitation on dissenting shares

FEES & EXPENSES            Each party generally is responsible for its own
                           fees whether or not the transaction is
                           completed;
                           In certain circumstances, parallel provision, abandoning party is responsible for the expenses of other party

PUBLIC ANNOUNCEMENTS       DR & TS are to consult with each other before
                           issuing any press release or otherwise making any public statement with respect to the Agreement
                           Mutually agree to expeditiously review

Project
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                                                            TRANSACTION OVERVIEW
--------------------------------------------------------------------------------

                                SUMMARY TRANSACTION TERMS

GOVERMENT/                      Hart-Scott-Rodino ("HSR") filings
REGULATORY APPROVALS

TERMINATION                     By mutual consent
                                By either party not in breach of its obligations if the closing has not occurred by April 15
                                By either party if TS shareholder vote is unsuccessful
                                Termination by DR if DR enters into another transaction that its Board determines in good faith to be in the best interest of DR and its stockholders

TIMING                          Signing of definitive agreement on Sunday, July
                                11
                                SEC Filing of preliminary proxy statement in July
                                Mailing of proxy statement in August/early
                                September
                                Closing by late October, subject to
                                SEC review

Project
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                                                            TRANSACTION OVERVIEW
--------------------------------------------------------------------------------


            TAX BENEFITS OF TRANSACTION


        - TS could exercise their option for 3.00MM DR shares but TS would be subject to a corporate tax and there would be an additional tax at the shareholder level as a result of the distribution of those shares. The proposed transaction avoids a corporate tax and generates a value of approximately $5.98 per share while the taxable transaction generates a value of $3.91 per share



Value of Proposed Transaction
New DR Shares Issued                               2.650
Shares in Reserve                                  0.180
Net DR Shares                                      2.470
Implied Market Value                               $87.1
Implied TS Per Share Value                         $5.98
Premium to Market Value                               52%


Value if Shares Distributed in Taxable Transaction
Implied Market Value of 3.00MM Shares              $106
40% Tax on Sale of Shares                          $(42)
Excess Liabilities                                  $(7)
DR Value Available to TS Shareholders               $57
Value of TS Per Share                              $3.91


Project
Triangle

--------------------------------------------------------------------------------


TRANSACTION CONSIDERATIONS

Project
Triangle
                                                      TRANSACTION CONSIDERATIONS
--------------------------------------------------------------------------------


                TRANSACTION RATIONALE (TS)

        - The market value of the 3.00MM DR shares held by TS under its option agreement with Joel A. Ronning is greater than the current firm value of TS. As a result, a transaction with a premium to the current trading value of TS can be structured

        - Arthur Andersen believes that a transaction can be consummated that will not create tax liability at either the corporate or shareholder level. As of Monday, July 12th, the tax treatment sought in this transaction may be affected by legislation

        - With the disposition of the operating businesses, maintaining a listing as an independent public company is no longer necessary, thus a liquidation of TS is a reasonable alternative

        - The proposed Transaction will increase the liquidity of the TS shareholders investment

        - TS became an inadvertent investment company on August 11, 1998 when DR when public. On August 11, 1999 the Company's one-year safe harbor exemption from registering as an investment company under the Investment Company Act of 1940 will end. If the Company was required to register as an investment company, the Company believes that it would be required to exercise the option shares such that TS's stake in DR represents less than 40% of its total assets

Project
Triangle
                                                      TRANSACTION CONSIDERATIONS
--------------------------------------------------------------------------------


                   TRANSACTION RATIONALE (DR)

        - Exchanging 2.65MM DR shares for 3.00MM DR shares enhances shareholder value by reducing the number of shares outstanding. Wall Street analysts include all 3.00MM DR shares in their models. If the proposed transaction is consummated only 2.65MM DR shares will be issued

        - Executing this transaction will focus Joel Ronning on the development of DR by more effectively aligning his economic and business interests

        - Executing this transaction will reduce the number of shares held by a single entity

        - Executing this transaction will remove a 15% block which could fall into the hands of an unfriendly suitor

Project
Triangle
                                                      TRANSACTION CONSIDERATIONS
--------------------------------------------------------------------------------


                POTENTIAL TRANSACTION RISKS




TAX-DRIVEN TRANSACTION RISK

The Company expects to receive an opinion from Arthur Andersen stating that the Transaction should qualify as a tax-free reorganization under Section 368
(a) (1)(C) of the tax code. The risk remains that the IRS could deem this Transaction an invalid reorganization, subjecting shareholders to a double tax. SG Cowen is not opining as to the tax-free nature of this transaction. It should be noted that Arthur Andersen performs audits for and renders tax advice to both DR and TS.

-TERMINATION CLAUSE

DR has the right to terminate the Transaction if its Board decides to enter into another transaction that the Board determines in good faith to be in the best interests of the DR and its stockholders.

-LIQUIDATING TRUST

In this Transaction, DR is not assuming any liabilities. As a result, a liquidating trust will need to be created and funded with any cash available at closing and by escrowing some of the newly issued DR common shares. The escrow is a mechanism to insure that any third-party claims can be satisfied. The Company has identified two primary contingent liabilities, which the liquidating trust must satisfy: the Apple Lawsuit and the TABOR environmental liability. The Acquisition Agreement requires TS to fund the Liquidity Trust with at least $7.2MM in assets. Management believes that $7.2MM will be sufficient to satisfy the contingent liabilities. Management further believes the cash TS will have at closing plus 6% of the proceeds, approximately $6.3MM at Friday's close, will be sufficient to satisfy these liabilities. The liabilities could be greater or less than the 6%.

Project
Triangle

--------------------------------------------------------------------------------


VALUATION PERSPECTIVES

Project
Triangle
                                                          VALUATION PERSPECTIVES
--------------------------------------------------------------------------------


                     IMPLIED PREMIUMS PAID ANALYSIS



                                (CHART)



               ONE DAY PRIOR                         ONE MONTH PRIOR

               DR Offer 52%                            DR Offer 50%

            Merger Premiums 37%                    Merger Premiums 52%

              Squeeze Outs 8%                        Squeeze Outs 23%

         Equity Minority Stakes 5%              Equity Minority Stakes 11%


Project
Triangle
                                                          VALUATION PERSPECTIVES
--------------------------------------------------------------------------------


PREMIUMS PAID SUMMARY

Implied Premium to Market

                                                                           SHARE PRICE                         IMPLIED PREMIUM
------------------------------------------------------------------------------------------------------------------------------------
Premium to Closing Price on 07/09/99                                          $ 3.94                                  52%
Premium to Closing Price on 07/02/99                                            4.06                                  47
Premium to Closing Price on 06/09/99                                            4.00                                  50
Premium to last 20 days high                                                    4.44                                  35
Premium to last 20 days low                                                     3.38                                  77
Premium to last 40 days high                                                    4.44                                  35
Premium to last 40 days low                                                     2.88                                 108
Premium to last 6 months high                                                   6.47                                  (7)
Premium to last 6 months low                                                    2.75                                 118
Premium to last 1 year high                                                     6.81                                 (12)
Premium to last 1 year low                                                      0.47                                1,173

Project
Triangle
                                                          VALUATION PERSPECTIVES
--------------------------------------------------------------------------------

RELATED TRANSACTION ANALYSIS

Under the terms of the proposed transaction, TS shareholders will receive 2.65MM shares for the 3.00MM share option or a 12% discount. Another 180,000 shares or 6% will be contributed to the liquidating trust, leaving 22% of the implied tax benefit accruing to TS shareholders. In the comparable Petrie Stores transaction, Petrie Stores shareholders exchanged 39.9MM shares for 36.5MM Toys "R" Us shares or an 8% discount. Twenty-four percent of the value was contributed to a liquidating trust leaving only 8% of the implied tax benefit accruing to Petrie shareholders.

TOYS "R" US/PETRIE STORES TRANSACTION PROFILE



TRANSACTION DESCRIPTION

- Petrie sold retail operations for cash (Petrie had a tax loss to offset this gain). Petrie exchanged its 39.9MM shares of Toys "R" Us for 36.5MM newly issued
  Toys "R" Us shares. The 3.3MM share difference represents a discount in the transaction of 8.3%.
  Petrie formed a liquidating trust to satisfy contingent liabilities


TRANSACTION OVERVIEW

ANNOUNCEMENT DATE                CLOSING DATE

04/19/1994                       01/24/1995

Financial Statistics(a)

                                                               Petrie Stores Corp.                              Toys "R" Us(c)
                                                           -------------------------------            ------------------------------
                                                               $                  Multiple                 $              Multiple
------------------------------------------------------------------------------------------------------------------------------------

Equity Mkt. Value                                           $  1,276                                  $ 9,090
Agg. Mkt. Value                                                1,221                                   10,984
LTM Revenue(b)                                                 8,746             0.1x                   8,439                1.3x
LTM Operating Income                                           2,738             0.4                      790               13.9
LTM Net Income                                                   532             2.3                      498               22.1
Last Trade Pre-ann.                                           $24.38                                   $32.75
Issues

Notes:  -     Petrie and Toys "R" Us reflects a tax-free reorganization under
              Section 368(a)(1)(C) of the Code

        - Toys "R" Us transfers to Petrie 3,326,699 fewer shares of Common Stock than Petrie originally held

        - Shares put into a liquidating trust to satisfy contingent liabilities valued at $180MM

        - Largest owner of Petrie Stores' stock is Milton Petrie with 28.1MM shares (60% of Petrie S/O)

        -     No overlap between the Petrie and Toys "R" Us Boards of
              Directors

        (a)   As of announcement.
        (b)   Based on net sales ending January 28, 1995.
        (c)   LTM includes thirteen weeks ended October 29, 1994.

TOYS "R" US/PETRIE STORES TRANSACTION PROFILE


TARGET AND ACQUIRER

OVERVIEWS

                                        Year

           Headquarters   Employees  Established    Key Executives                Description
------------------------------------------------------------------------------------------------------------
  Target   Secaucus, NY     3(a)        1932       Hilda Kirschbaum       Petrie operated a chain of
                                                     Gerstein             approximately 1,700 women's
                                                     PRES., CEO           specialty stores. The Company
                                                   H. Bartlett Brown      had stores in all 50 states,
                                                     TREAS.,              Puerto Rico, the U.S. Virgin
                                                     PRIN. FIN. OFFICER   Islands and the District of
                                                                          Columbia. Petrie's stores
                                                                          generally followed the usual
                                                                          pattern of the retail apparel
                                                                          industry, with sales highest
                                                                          during the Christmas, Easter and
                                                                          back-to-school periods.

 Acquirer  Paramus, NJ    55,000         1928      Michael Goldstein      Toys "R" Us is engaged in the
                                                     VICE CHRMN., CEO     operation of approximately 1,059
                                                                          children's specialty retail
                                                   Robert C. Nakasone     stores consisting of
                                                     PRES., COO           approximately 591 United States
                                                                          and 264 international toy stores
                                                                          under the names "Toys `R' Us"
                                                                          and approximately 204 children's
                                                                          clothing stores under the name
                                                                          "Kids `R' Us".



ACQUIRER TRADING HISTORY

 -      [graph]

--------------------------------------------------------------------------------

CHART SHOWING ACQUIROR TRADING HISTORY

Graph shows prices and volumes from 2/8/94 through 6/30/94. Price was generally between $30 and $33. Volume was generally between 1,500,000 and 2,500,000.


(a) All retail operations were assumed by Petrie Retail, thus the only employees at Petrie Stores were the three board members: H. Bartlett, Hilda Kirschbaum Gerstein and Stephanie R. Joseph.

--------------------------------------------------------------------------------

OPTION VALUATION ANALYSIS

Summary Option Terms

Life of Option                    1 Month The Expiration Date of the option is
                                          December 31, 2000. However, due to
                                          constraints imposed by the Investment
                                          Company Act of 1940 on TS, the company
                                          believes it may have to exercise the
                                          option by August 11, 1999.

Transferability/                  None    The Option is non-transferable. Thus
Marketability                             the option can only be exercised by
                                          TS.

Exercise Price                    $0.93

Corporate Tax on Sale             40%     If TS exercises and distributes the
                                          shares it will incur a corporate tax
                                          of 40% on the proceeds.

DR Beta                           3.4

--------------------------------------------------------------------------------

OPTION VALUATION ANALYSIS

Option Valuation Methodologies

Black-Scholes Valuation Model                      Since the exercise price for
                                                   the option is almost zero,
                                                   then there is little value in
                                                   holding the option. The
                                                   holder of the option could
                                                   hold or exercise the option
                                                   for $.93. In either case
                                                   there is no further risk or
                                                   reward in choosing one
                                                   alternative over the other.

STRIKE PRICE               TIME VALUE(a)
------------               ----------
     0% (Current Option)     $    0
    50%                      $    0                In the Black-Scholes valuation there is
    75%                      $    3                minimal value to the option element of
   100%                      $   14                the asset, leaving only the value of the
                                                   underlying stock, which is the
                                                   difference between the stock price and
                                                   $.93 for the 3MM shares.

                                                   Even if the option had a significant
                                                   exercise price, the option value would
                                                   be significantly reduced because of the
                                                   extremely short life of the option and
                                                   the lack of transferability.

Trading Market Value                               There is no market for this option
                                                   because it is not transferable. Thus the
                                                   market value is zero.

Other Valuation Techniques                         We considered the Monte Carlo and Hull
                                                   models which because of the nominal
                                                   strike price would result in similar
                                                   conclusions to the Black-Scholes
                                                   valuation model.We also assessed and
                                                   calculated results of the Traders Rule,
                                                   Shelton Model, Peacock Rule, Hans Rule
                                                   and Sobol Rule. These option valuation
                                                   methodologies are less comprehensive and
                                                   substantiated than the Black-Scholes
                                                   valuation model. So we have relied
                                                   substantially on the Black-Scholes
                                                   valuation model as our primary valuation
                                                   methodology.



--------------------------------------------------------------------------------

As a result of the minimal exercise price, lack of transferability and the short life of the option the option value is minimal. If TS did exercise the option and distribute the shares, TS would incur a 40% tax, reducing the current market value of the 3MM shares from $106MM to $63MM versus the proposed transaction value of $93MM.


(a) Assumes 5% interest rate, 115% volatility (US$ in MM).

Project
Triangle
                                                          VALUATION PERSPECTIVES
--------------------------------------------------------------------------------


DR COMPARABLE PUBLIC COMPANY ANALYSIS

DR Comparable Public Company Analysis
(US$ IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                                         OPERATING STATISTICS(a)
                                                                   -----------------------------------------------------------------
                                          ADJ. MKT.                CY99E/       CY99E/
                                           VALUE/                   CY98         CY98
                           STOCK PRICE     CY00E    ADJ. MARKET   REVENUE       REVENUE      CY98      LTM      CY99E     CY00E
                              7/9/99        REV       VALUE(b)    GR. RATE      GR. RATE     REV       REV       REV       REV
------------------------------------------------------------------------------------------------------------------------------------

  E-COMMERCE SOLUTIONS & SERVICES
  Amazon                    $126.88          6.2x    $20,538        272%         47%        $610       $816    $2,268     $3,330
  Beyond.com                  28.00          3.8       1,038        239         122           37         50       124        275
  Broadvision                 72.00         16.1       1,937         58          50           51         59        80        120
  DoubleClick                100.00         15.2       3,809        100          56           80         89       161        250
  Ticketmaster                32.88         21.0       2,253         76          52           40         53        71        108
  US Internetworking          41.00         14.1       1,499        628         255            4          9        30        107
  Vignette                    71.00         15.2       1,865        407          50           16         23        82        123
------------------------------------------------------------------------------------------------------------------------------------
  MEDIAN                                    15.0X    $ 1,937        239%         52%        $ 40       $ 53      $ 82     $  123
------------------------------------------------------------------------------------------------------------------------------------

  Digital River               33.44          6.2         625        192          64           21         30        61        100



(a) Estimates normalized for calendar year-end. All estimates are from SG Cowen Securities, First Call, Investext, or Street
(b) Adjusted market value defined as equity market value plus total debt less cash and cash equivalents.

Project
Triangle

--------------------------------------------------------------------------------




APPENDIX

Project
Triangle

--------------------------------------------------------------------------------




FORM OF FAIRNESS OPINION

Project
Triangle

--------------------------------------------------------------------------------


TRANSACTION IMPACT

Project
Triangle
                                                              TRANSACTION IMPACT
--------------------------------------------------------------------------------


TRANSACTION IMPACT ON DR BALANCE SHEET


Transaction Impact on DR Balance Sheet
(US$ IN THOUSANDS)


FYE JUNE 30,                                         DR 3/31/99           ESTIMATED TRXN. IMPACT       PRO-FORMA DR 3/31/99
------------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS

    Cash and cash equivalents                         $50,445                    $1,200                     $51,645
    Short-term investments                             19,949                        --                      19,949
    Accounts receivable, net                              743                        --                         743
    Prepaid expenses and other                            366                        --                         366
                                                     ---------                   -------                     --------
Total current assets                                   71,503                     1,200                       72,703

NET PP&E                                                4,411                        --                        4,411

OTHER ASSETS                                              125                        --                          125

PATENTS                                                    --                        --                           --
                                                     ---------                   --------                    --------
TOTAL ASSETS                                          $76,039                     $1,200                    $ 77,239
                                                     ---------                   --------                    --------
                                                     ---------                   --------                    --------
CURRENT LIABILITIES
    Accounts payable                                  $ 4,835                     $   --                    $  4,835
    Accrued payroll                                       688                         --                         688
    Other current liabilities                             531                         --                         531
                                                     ---------                   --------                     --------
Total current liabilities                               6,054                         --                        6,054

STOCKHOLDERS' EQUITY
    Common Stock                                          197                         (4)                         194

ADDITIONAL PAID-IN CAPITAL                             94,449                      1,204                       95,653

Project
Triangle
                                                              TRANSACTION IMPACT
--------------------------------------------------------------------------------


DEFERRED COMPENSATION                                  (1,194)                         --                           (1,194)

ACCUMULATED DEFICIT                                    (23,467)                        --                           (23,467)
                                                     ---------                   --------                           -------
TOTAL LIABILITIES                                      $76,039                     $1,200                           $77,239
                                                     ---------                   --------                           -------
                                                     ---------                   --------                           -------

Project
Triangle                                                       TRANSATION IMPACT
--------------------------------------------------------------------------------



                                  TRANSACTION IMPACT ON DR INCOME STATEMENT

TRANSACTION IMPACT ON DR INCOME STATEMENT
(US$ IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        CY98
FYE DEC. 31,                        --------------------------------------------     CY98
                                    Q1-MAR       Q2-JUN       Q3-OCT      Q4-DEC     TOTAL
------------------------------------------------------------------------------------------------
Revenues                           $2,270       $3,476        $5,758      $9,407    $20,911

Cost of revenues                    1,896        2,895         4,819       7,877     17,487
                                   --------     -------       -------    --------   -------

Inc./(loss) before inc. taxes      (1,555)      (3,797)       (3,940)     (4,506)   (13,798)

Net income (loss)                 $(1,555)     $(3,797)      $(3,940)    $(4,506)   $(13,798)
                                  ========     ========      ========    =======    ========

Diluted EPS(a)                    $ (0.16)     $ (0.29)      $ (0.26)    $ (0.26)   $  (1.00)
                                  =======       =======      ========    =======    ========

EPS based on adj. Shares


Diluted shares outstanding         9,946        13,305       14,894      17,276     13,855

Adj. S/O for transaction(b)

Revenue per share w/o trxn.       $ 0.23       $  0.26       $  0.39     $  0.54    $  1.51

Revenue per share w/ trxn.

Accretion to Diagonal

REVENUE GROWTH (Y-Y)                  NA            NA            NA          NA       746%

REVENUE GROWTH (Q-Q)                  NA            53%           66%         63%       NA

Gross Margins

GROSS MARGIN                          16%           17%           16%         16%        16%

Ratios
COGS                                  84%           83%           84%         84%        84%


                                                 CY99E
FYE DEC. 31,                   -------------------------------------------   CY99E        CY00E
                               Q1-MAR     Q2-JUN       Q3-OCT     Q4-DEC     TOTAL        TOTAL
------------------------------------------------------------------------------------------------

Revenues                       $11,707    $14,000      $15,700    $19,200    $60,607     $100,500

Cost of revenues                 9,804     11,620       13,000     15,898     50,322       82,574
                               --------    -------     --------   --------   -------      --------

Inc./(loss) before inc. taxes   (5,344)    (7,125)      (9,405)    (6,653)   (28,527)     (23,009)

Net income (loss)              $(5,344)   $(7,125)     $(9,405)   $(6,653)  $(28,527)    $(23,009)
                               =======    =======      =======    =======   ========     =========

Diluted EPS(a)                 $ (0.27)   $ (0.36)     $ (0.47)   $ (0.33)  $  (1.43)   $   (1.12)
                               ========   =======      ========   ========  =========   =========

EPS based on adj. Shares       $ (0.28)   $ (0.36)     $ (0.48)   $ (0.34)  $  (1.45)   $   (1.14)
                               ========   =======      ========   ========  =========   =========

Diluted shares outstanding      19,632     19,980       20,100     20,200    19,978      20,550

Adj. S/O for transaction(b)     19,282     19,630       19,750     19,850    19,628      20,000

Revenue per share w/o trxn.     $  0.60    $  0.70      $  0.78    $  0.95   $  3.03     $  4.89

Revenue per share w/ trxn.       $ 0.61    $  0.71      $  0.79    $  0.97   $  3.09     $  4.98

Accretion to Diagonal                2%          2%          2%         2%        2%          2%

REVENUE GROWTH (Y-Y)               416%        303%        173%        104%     190%         66%

REVENUE GROWTH (Q-Q)                24%         20%         12%         22%      NA           NA

Gross Margins

GROSS MARGIN                        16%         17%         17%         17%      17%          18%

RATIOS
COGS                                84%         83%         83%         83%      83%          82%



Source:  Diagonal research model from Solomon Smith Barney dated May 26, 1999.


     (a) Calculation includes amortization of goodwill.
     (b) Based on the difference in shares between the full number of Diagonal shares Triangle is entitled to minus the shares Triangle receives.

Project
Triangle                                                            TS OVERVIEW
-------------------------------------------------------------------------------

PROFILE OF TS

www.tech2.com
5198 West 76th Street,
Edina, MN 55439
(612) 832-5622 (phone)
(612) 832-5709 (fax)
Incorporated: 1988
Employees:  70

COMPANY DESCRIPTION

- Tech Squared, Inc. markets and distributes mid- to high-end microcomputer hardware, software, and peripherals. The Company sells these products directly to businesses in the desktop publishing, graphic arts, pre-press, and computer animation industries


MANAGEMENT AND DIRECTORS

EXECUTIVES
Chuck Reese(a)             PRESIDENT, DIRECTOR, CEO, COO, DIRECTOR DIGITAL RIVER
Jeffrey Martin(a)(b)       CHIEF FINANCIAL OFFICER, DIRECTOR

DIRECTORS
Joel Ronning               CHAIRMAN TS. CHAIRMAN DR, CEO, DIGITAL RIVER
Richard Runbeck(b)         PRESIDENT, RUNBECK & ASSOCIATES
Perry Steiner(c)           PRESIDENT, DIGITAL RIVER

(a) Board of Directors.
(b) Special Committee.
(c) Resigned from the board on June 28, 1999.

CURRENT EVENTS
-   05/20/99 Tech Squared transfers all of the outstanding shares in Tabor
             Resources Corp. to Conjecture Silver Mines, for the assumption of liabilities

-   03/02/99 Chuck Reese is named Chief Executive Officer

-   12/17/98 Tech Squared exercises a portion of its option on Digital River stock. 200,000 shares were exercised and sold. The company still holds an option to purchase 3,000,000 shares which represent approximately 15% of Digital River

Project
Triangle
                                                                    TS OVERVIEW
-------------------------------------------------------------------------------

Project
Triangle
                                                                    TS OVERVIEW
-------------------------------------------------------------------------------


PROFILE OF TS


Market Information                           Director and Officer Ownership
Current Price             $ 3.94                                                NUMBER     PERCENT
Shares Outstanding          14.5           -----------------------------------------------------------
Market Cap.               $   57
Adj. Market Cap.              53           INSTITUTIONAL INVESTORS
Cash                           4           None
Debt                           0
`99 P/E                       NM           INSIDERS
`00 P/E                       NM           Joel Ronning                          6.2        43%
LQA Rev.(a)               $   44           Chuck Reese                           0.8         6
`99 Rev.(a)                   NA                                                 ---        ---
LQA Rev. Mult.              1.2x           All Directors and Officers            7.0        48%
`99 Rev. Mult.                NA


Mergers and Acquisitions

DATE                    VALUE       COMPANY                       BUSINESS
------------------------------------------------------------------------------
None



(a) US$ in millions.

Project
Triangle
                                                                    TS OVERVIEW
-------------------------------------------------------------------------------

                  TS SHARE PRICE GRAPH AND TRADING STATISTICS

LAST 10 TRADING DAYS
07/09/99           $3.94
07/08/99            4.03
07/07/99            4.00
07/06/99            3.94
07/05/99            4.06
07/04/99            4.06
07/03/99            4.06
07/02/99            4.06
07/01/99            4.00
06/30/99            4.44





FINANCIAL DATA
-----------------------------

Shares Out.            14.5
Closing Price        $ 3.94
Market Cap.              57
Debt                      0
Cash                      4
Adj. Mkt. Cap.           53


                                               PRICE/VOLUME GRAPH 1

                                                 Insert Graph Here


                                               PRICE/VOLUME GRAPH 2

                                                 Insert Graph here

(Graphs show details of price and trading volume which are summarized below under the title of "Market Information".)

Market Information

            AVERAGE PRICE   PRICE HIGH/LOW   AVERAGE DAILY VOLUME    TOP 5 TRADERS FOR THE LAST 5 DAYS   #OF SECURITIES  %OF TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
10 Days      $4.06          $4.44/$3.94          5,808                USCC Trading                               122           25%
30 Days       3.80           4.44/3.38           5,440                Knight Securities                          106           22
3 Months      3.64           4.44/2.88           6,568                Schwab Mash Institutional                   69           14
6 Months      4.09           6.47/2.88          12,999                Spear Leeds & Kellogg Capital               44            9
                                                                                                                 ---           ---
                                                                      TOTAL INSTITUTIONAL                        492           81%



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-------------------------------------------------------------------------------


TS PRICE/VOLUME DISTRIBUTION GRAPH


        SEPTEMBER TO JUNE -- NINE MONTH PRICE/VOLUME DISTRIBUTION CHART

(Graph shows a price to volume distribution for prices ranging from $.50 to $6.50 and volumes between 500,000 and 5,000,000.)


          DECEMBER TO JUNE -- SIX MONTH PRICE/VOLUME DISTRIBUTION CHART

(Graph shows a price to volume distribution for prices ranging from $3.00 to $6.50 and volumes between 500,000 and 5,000,000.)


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-------------------------------------------------------------------------------


TS BOARD OF DIRECTOR BIOGRAPHIES

JOEL A. RONNING, CHAIRMAN

Mr. Ronning has been a member of the Company's Board of Directors, Chief Executive Officer, Chief Financial Officer and Secretary of the Company since May 10, 1995. From May 10, 1995 to August 1996, Mr. Ronning also served as the Company's President. Mr. Ronning is the founder of MacUSA, Inc., a wholly-owned subsidiary of the Company, and has served as a member of the MacUSA Board of Directors and its Chief Executive Officer since April 1990.

CHARLES E. REESE, JR., PRESIDENT, CHIEF EXECUTIVE OFFICER, CHIEF OPERATING OFFICER AND DIRECTOR

Mr. Reese has served as a director since June 1996 and has served as President and Chief Operating Officer of the Company since August 1996. Mr. Reese is also a member of the Board of Directors of DR. From April 1995 to August 1996, he was Vice President of Sales and Marketing of the Weidt Group, a custom software and Internet site developer based in Minnetonka, Minnesota. Mr. Reese served as Vice President of Sales from July 1987 to April 1995, for LaserMaster Technologies, Inc., an Eden Prairie, Minnesota based developer, manufacturer and marketer of DR color printers and chemical-free filmsetters.

PERRY W. STEINER, DIRECTOR

Mr. Steiner joined Digital River as President and has served as a director since April 1998. From January 1997 to July 1998, Mr. Steiner served as Vice President of Wasserstein Perella & Co., Inc., an investment banking firm, and as Vice President of Wasserstein Perella Ventures, Inc., the general partner of Wasserstein Adelson Ventures, L.P., a venture capital fund. From June 1993 to December 1996, Mr. Steiner was a principal of TCW Capital, a group of leveraged buyout funds managed by Trust Company of the West. Mr. Stiener resigned from the board June 28, 1999, effective immediately.


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TS BOARD OF DIRECTOR BIOGRAPHIES

RICHARD J. RUNBECK, DIRECTOR

Mr. Runbeck has served as a director of the Company since July 1996. Since October 1985 he has been the President of Runbeck & Associates, P.A., an accounting firm located in Brooklyn Center, Minnesota. Mr. Runbeck is a member of the Board of Directors of Ontrack Data International, Inc., a provider of data recovery services based in Eden Prairie, Minnesota.


JEFFREY MARTIN, CHIEF FINANCIAL OFFICER, DIRECTOR

Mr. Martin has operated in his current capacity since his employment in November 1998. From March 1996 to November 1998 he served as Vice President and CFO of Utiligent LLC, an Anderson Consulting Enterprise. From January 1988 to March 1996 Mr. Martin served as Vice President and Chief Financial Officer for Addco Holdings Co. Mr. Martin holds an undergraduate degree in Accounting and Finance from Oxburg College and a MBA in Finance from the University of Saint Thomas.


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                                  DR OVERVIEW


                                      C-37
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-------------------------------------------------------------------------------

PROFILE OF DR

www.digitalriver.com
9625 West 76th Street
Suite 150
Eden Prairie, MN 55444
(612) 253-1234 (phone)
(612) 830-1154 (fax)
Incorporated: 1994
Employees:  148

COMPANY DESCRIPTION

  - Digital River provides comoprehensive electronic commerce outsourcing solutions to software publishers and online retailers. The Company provides a suite of electronic commerce services services to its software publisher and online retailer clients, including electronic software delivery ("ESD"). The Company also provides data mining and merchandising services to assist clients in increasing Internet page view traffic to, and sales through, their webstores.

MANAGEMENT AND DIRECTORS


EXECUTIVES
Joel Ronning(a)            CHIEF EXECUTIVE OFFICER
Perry Steiner(a)           PRESIDENT, FMR. VP WASSERSTEIN
Robert Strawman            CHIEF FINANCIAL OFFICER AND TREASURER
Kelly Wical                CHIEF TECHNOLOGY OFFICER

DIRECTORS
William Lansing            FINGERHUT CO., FRM. VP, GENERAL ELECTRIC, FRM. COO PRODIGY
Thomas Madison(b)          PRESIDENT, CEO MLM PARTNERS
Charles Reese(c)           CEO TECH SQUARED
Christopher Sharples(b)    CHRM., LOMBARD STREET RESEARCH, FRM. CHRM., DATASTREAM
Paul Thorin(b)             GENERAL COUNSEL, FUJITSU AMERICA
Timothy Choate             CEO, FREESHOP INTL., FRM. VP MICROWAREHOUSE

(a)      Board of Directors.
(b)      Special Committee.
(c)      Recussed himself from Board participation on June 25, 1999.


CURRENT EVENTS

   - 07/09/99 Digital River acquires Universal Commerce Inc., owner of Register Now. Digital River gives $2.0MM in cash and stock worth $7.3MM


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-------------------------------------------------------------------------------


  - 07/01/99   Digital River announces an agreement with Sega of America to provide an integrated web solution for Sega's online store

  - 06/23/99   Digital River partners with MYSoftware to deliver direct
    marketing software over the Internet

  - 06/21/99 Digital River reaches an agreement with T-bob Entertainment to provide end-to-end transaction processing services


                                      C-39
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                                                                   DR OVERVIEW
-------------------------------------------------------------------------------

PROFILE OF DR


Market Information                           Director and Officer Ownership

Current Price               $  35.25                                                      #             %
                                             ----------------------------------------------------------------
Shares Out.                     20.2
Market Cap.                 $   710
Adj. Market Cap.                636          INSTITUTIONAL INVESTORS
Cash                             74          Tech Squared                                 3.0          15%
Debt                              0          Fujitsu Limited                              2.2          11
`99 P/E                          NM          Essex Investment Management                  1.4          7
`00 P/E                          NM          Wasserstein Adelson Ventures                 1.0          5

LQA Rev.(a)                 $    47          INSIDERS
`99 Rev.(a)                      61          Christopher Sharples                         1.2          6
LQA Rev. Mult.                   14x         Joel Ronning                                 0.3          2
                                                                                         ----         ----
`99 Rev. Mult.                   10x
                                             All Directors and Officers (13 persons)      4.9          24%


Mergers and Acquisitions

DATE            VALUE       COMPANY                             BUSINESS
-----------------------------------------------------------------------------------------------------
07/09/99        $   9.3     Universal Commerce Inc.             E-commerce Outsourcing
04/16/99           28.0     Maagnum Internet Grp.               Internet Service Provider (ISP)
04/16/99            7.0     Public Software Library             Internet Service Provider (ISP)


(b)      US$ in MM.


                                      C-40
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                                                                   DR OVERVIEW
-------------------------------------------------------------------------------

                  DR SHARE PRICE GRAPH AND TRADING STATISTICS

LAST 10 TRADING DAYS

07/09/99          $35.25
07/08/99           35.00
07/07/99           33.25
07/06/99           33.44
07/02/99           33.56
07/01/99           31.94
06/30/99           33.25
06/29/99           28.38
06/28/99           27.25
06/25/99           25.50


FINANCIAL DATA
-----------------------------

Shares Out.            20.2
Closing Price       $ 35.25
Market Cap.             710
Debt                      0
Cash                     74
Adj. Mkt. Cap.          636

                              PRICE/VOLUME GRAPH 1

                                Insert Graph Here


                              PRICE/VOLUME GRAPH 2

                                Insert Graph here

(Graphs show details of price and trading volume which are summarized below under the title of "Market Information".)

Market Information


            AVERAGE PRICE    PRICE HIGH/LOW   AVERAGE DAILY VOLUME  TOP 5 TRADERS FOR THE LAST 5 DAYS   # OF SECURITIES  % OF TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
10 Days       $               $35.25/$25.50           72,436          Knight Securities                       979           19%
                31.24                0
30 Days         26.70          35.25/20.69            79,823          BT Alex. Brown                          865           17
3 Months        32.45          48.00/20.69            77,480          Schwab Mash Institutional               681           13
6 Months        35.53          56.75/20.69            83,561          Herzog Heine                            398           8
                                                                      Bear Sterns and Company                 345           7
                                                                                                            ------        -----
                                                                      TOTAL INSTITUTIONAL                     5,181         63%



                                      C-41
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                                                                   DR OVERVIEW
-------------------------------------------------------------------------------


DR PRICE/VOLUME DISTRIBUTION GRAPH


         SEPTEMBER TO JUNE -- NINE MONTH PRICE/VOLUME DISTRIBUTION CHART

(Graph shows a price to volume distribution for prices ranging from $21.50 to $54.50 and volumes between 1,000,000 and 7,000,000.)


          DECEMBER TO JUNE -- SIX MONTH PRICE/VOLUME DISTRIBUTION CHART

(Graph shows a price to volume distribution for prices ranging from $21.50 to $48.50 and volumes between 500,000 and 5,000,000.)


                                      C-42
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-------------------------------------------------------------------------------


DR INCOME STATEMENT(a)

                                                            CY 1998
                                CY 1997    -----------------------------------------      CY 1998
FYE DEC. 31                     TOTAL      Q1-MAR     Q2-JUN      Q3-OCT      Q4-DEC        TOTAL
---------------------------------------------------------------------------------------------------------
Revenues                      $ 2,472     $ 2,270    $ 3,476     $ 5,758      $ 9,407    $ 20,911
Cost of revenues                2,052       1,896      2,895       4,819        7,877      17,487
                              -------     -------    -------     -------      -------     -------
Gross profit                      420         374        581         939        1,530       3,424
Operating expenses
  Sales & Marketing             1,501       1,060      2,373       3,105        2,976       9,514
  Product dev. & op.            1,528         703        908       1,292        2,529       5,432
  General & admin.                929         208      1,205         751        1,007       3,171
  Amort. of goodwill               --          --         --          --           --          --
                              -------      -------    -------    -------       -------    -------
   Total operating exp.       $ 3,958     $ 1,971     $ 4,486    $ 5,148      $ 6,512    $ 18,117
Income/(loss) from operations  (3,538)     (1,597)     (3,905)    (4,209)      (4,982)    (14,693)
  Interest income (expense)        53          42         108        269          476         895
Inc./(loss) before inc. taxes  (3,485)     (1,555)     (3,797)    (3,940)      (4,506)    (13,798)
Prov./(benefit) for inc. taxes     --          --          --         --           --          --
                               -------    -------     -------    -------      -------     -------
Net income (loss)             $(3,485)    $(1,555)   $ (3,797)   $ (3,940)    $ (4,506)  $(13,798)
                              ========    ========   ========    ========     ========   ========
Basic EPS(b)                  $ (0.46)    $ (0.16)   $  (0.29)   $  (0.26)    $  (0.26)   $ (1.01)
                              ==========  ========== ==========  ==========   ==========  ==========
Diluted EPS(b)                $ (0.46)    $ (0.16)   $  (0.29)   $  (0.26)    $  (0.26)   $ (1.01)
                              ==========  ========== ==========  ==========   ==========  ==========
Basic weighted avg. SO          7,514       9,946      13,305      14,894       17,276      13,691
Diluted shares outstanding      7,514       9,946      13,305      14,894       17,276      13,691

REVENUE GROWTH (Y-Y)               NA          NA          NA          NA           NA         746%

REVENUE GROWTH (Q-Q)               NA          NA          53%         66%          63%         NA

GROSS MARGINS

GROSS MARGIN                       17%         16%         17%         16%          16%         16%

RATIOS
COGS                               83%         84%         83%         84%          84%         84%

                                                 CY 1999 E
                               --------------------------------------------      CY 1999E    CY2000E
FYE DEC. 31                    Q1-MARA      Q2-JUN      Q3-OCT       Q4-DEC       TOTAL       TOTAL
------------------------------------------------------------------------------------------------------
Revenues                       $11,707     $14,000     $15,700      $19,200     $ 60,607   $100,500
Cost of revenues                 9,804      11,620      13,000       15,898       50,322     82,574
                               -------     -------     -------      -------     -------    ----------
Gross profit                     1,903       2,380       2,700        3,302       10,285      17,926
Operating expenses
  Sales & Marketing              3,622       4,000       4,300        4,200       16,122      14,700
  Product dev. & op.             3,564       4,000       4,100        4,050       15,714      14,300
  General & admin.                 955         975         975          975        3,880       4,000
  Amort. of goodwill                --       1,200       3,300        1,200        5,700       9,600
                                -------     -------     -------       -------    --------     -------
   Total operating exp.        $ 8,141     $10,175     $12,675      $10,425     $ 41,416   $  42,600
Income/(loss) from operations   (6,238)     (7,795)     (9,975)      (7,123)     (31,131)    (24,674)
  Interest income (expense)        894         670         570          470        2,604       1,665
Inc./(loss) before inc. taxes   (5,344)     (7,125)     (9,405)      (6,653)     (28,527)    (23,009)
Prov./(benefit) for inc. taxes      --          --          --           --           --          --
                               -------      --------    --------    --------    --------   ----------
Net income (loss)             $ (5,344)   $ (7,125)   $ (9,405)    $ (6,653)   $ (28,527)  $ (23,009)
                              ========    ==========  ==========   ==========  ==========  ==========
Basic EPS(b)                  $  (0.27)   $  (0.36)   $  (0.47)    $  (0.33)   $ (1.43)    $   (1.12)
                              ==========  ==========  ==========   ==========  ==========  ==========
Diluted EPS(b)                $   (0.27)  $  (0.36)   $  (0.47)    $  (0.33)   $ (1.43)    $   (1.12)
                              ==========  ==========  ==========   ==========  ==========  ==========
Basic weighted avg. SO           19,632      19,980      20,100       20,200      19,978      20,550
Diluted shares outstanding       19,632      19,980      20,100       20,200      19,978      20,550

REVENUE GROWTH (Y-Y)                416%        303%        173%         104%        190%         66%

REVENUE GROWTH (Q-Q)                 24          20          12           22          NA          NA

GROSS MARGINS

GROSS MARGIN                         16%         17%         17%          17%         17%         18%

RATIOS
COGS                                 84%         83%         83%          83%         83%         82%


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-------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------------
  Operating Margin              NM       NM       NM      NM      NM      NM     NM      NM       NM      NM      NM      NM
-------------------------------
  Tax Rate                      NM       NM       NM      NM      NM      NM     NM      NM       NM      NM      NM      NM
-----------------------------------------------------------------------------------------------------------------------------



Source: Diagonal research model from Salomon Smith Barney dated May 26, 1999.


(a)  US$ in millions, except per share data.
(b)  Calculation includes amortization of goodwill.


                                      C-44
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-------------------------------------------------------------------------------


DR BALANCE SHEET

Condensed Consolidated Balance Sheet, March 31, 1999
(US$ IN THOUSANDS)



CURRENT ASSETS                                               CURRENT LIABILITIES



  Cash & cash equivalents          $  50,445              Accounts payable                       $ 4,835

  Short-term investments              19,949              Accrued payroll                            688

  Accounts receivable, net               743              Other current liabilities                  531
                                                                                                 --------

  Prepaid expenses & other               366              TOTAL CURRENT LIABILITIES              $ 6,054
                                   ----------

    TOTAL CURRENT ASSETS           $  71,503

Net PP&E                               4,411              Stockholder's Equity

                                                          Common Stock                               197
                                                                                                 --------

Other Assets                             125              Additional paid-in capital              94,449
                                                                                                 ---------

Patents                                   --              Deferred compensation                   (1,194)
                                    ----------                                                 -----------

    TOTAL ASSETS                    $  76,039             Accumulated deficit                    (23,467)
                                    ==========                                                 -----------

                                                           TOTAL LIABILITIES                   $  76,039
                                                                                               ===========


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-------------------------------------------------------------------------------


DR ANALYST COVERAGE


DATE            FIRM                                     CY 1999 EPS                 CY 2000 EPS                 RATING
-------------------------------------------------------------------------------------------------------------------------------
07/07/99        Dain Rauscher Wessels                            $ (1.12)                    $ (0.61)         Strong Buy

06/02/99        Wedbush Morgan Securities                          (1.15)                      (0.68)            Buy

05/26/99        Salomon Smith Barney                               (1.14)                      (0.65)            Buy

04/26/99        U.S. Bancorp Piper Jaffray                         (1.46)                      (1.17)            Buy

04/25/99        Suntrust Equitable                                 (1.43)                      (1.22)            Strong Buy

04/23/99        BancBoston Robertson Stephens                      (1.14)                      (0.70)            Buy

03/04/99        BT Alex Brown                                      (1.17)                      (0.70)            Strong Buy

02/0199         Pacific Crest Securities                           (1.20)                      (0.72)            Market Perform
--------------------------------------------------------------------------------------------------------------------------------
   Mean                                                            (1.23)                      (0.81)
   Median                                                          (1.16)                      (0.70)
----------------------------------------------------------------------------------------------------------------------------------


Source: First Call, Analyst ratings from Bloomberg.


                                      C-46
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--------------------------------------------------------------------------------

DR BOARD OF DIRECTOR BIOGRAPHIES

JOEL A. RONNING, CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND SECRETARY

Joel has been a member of the Company's Board of Directors and the Chief Executive Officer, Chief Financial Officer and Secretary of the Company since May 10, 1995. From May 10, 1995 to August 1996, Mr. Ronning also served as the Company's President. Mr. Ronning is the founder of MacUSA, Inc., a wholly-owned subsidiary of the Company, and has served as a member of the MacUSA Board of Directors and its Chief Executive Officer since April 1990. Mr. Ronning is also the Chief Executive Officer and a director of DR, in which the Company holds a 23% ownership interest as of April 23, 1998.

PERRY W. STEINER, PRESIDENT, DIRECTOR

Perry joined the Company in July, 1998 as President and has served as a director since April 1998. From January 1997 to July 1998, Mr. Steiner served as Vice President of Wasserstein Perella & Co., Inc., an investment banking firm, and as Vice President of Wasserstein Perella Ventures, Inc., the general partner of Wasserstein Adelson Ventures, L.P., a venture capital fund. From June 1993 to December 1996, Mr. Steiner was a principal of TCW Capital, a group of leveraged buyout funds managed by Trust Company of the West.

WILLIAM LANSING, DIRECTOR

Bill has served as a director since November 1998. In May 1998, Mr. Lansing joined Fingerhut Companies, Inc. as President and Chief Operating Officer. From October 1996 to May 1998, Mr. Lansing served as Vice President for Business Development at General Electric Corporation. From January 1996 to October 1996, he was Chief Operating Officer at Prodigy, an online joining venture of IBM Corporation and Sears Roebuck and Co. From September 1986 to December 1995, Mr. Lansing was at McKinsey & Co. where he was a partner leading the consulting firm's Internet practice. Mr. Lansing began his career in 1984 at Davis Polk & Wardwell as a securities lawyer.


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DR BOARD OF DIRECTOR BIOGRAPHIES

THOMAS F. MADISON, DIRECTOR

Tom has served as a director since August 1996. Since January 1993, has been the President and Chief Executive Officer of MLM Partners, a consulting and small business investment company. From February 1994 to September 1994, Mr. Madison served as Vice Chairman and Chief Executive Officer at Minnesota Mutual Life Insurance Company. From June 1987 to December 1992, Mr. Madison was President of US WEST Communications Markets, a division of US WEST, Inc. Mr. Madison also serves on the Boards of Directors of Valmont Industries Inc., Eltrax Systems, Inc., Reliant Energy Minnegasco, a division of Reliant Energy, ACI Telecentrics, Span Link Communications and Delaware Group of Funds.

CHARLES E. REESE, JR., PRESIDENT AND CHIEF OPERATING OFFICER

Chuck has served as a director since June 1996 and has served as President and Chief Operating Officer of the Company since August 1996. Mr. Reese is also a member of the Board of Directors of DR. August 1996, he was Vice President of Sales and Marketing of the Weidt Group, a custom software and Internet site developer based in Minnetonka, Minnesota. Mr. Reese served as Vice President of Sales from July 1987 to April 1995, for LaserMaster Technologies, Inc., an Eden Prairie, Minnesota based developer, manufacturer and marketer of DR color printers and chemical-free filmsetters.

CHRISTOPHER J. SHARPLES, DIRECTOR

Chris has served as a director since April 1998. Since 1973, Mr. Sharples has served as a director of GNI Ltd., a firm specializing in the derivatives market, which he co-founded in 1972. Since 1995, Mr. Sharples has been Chairman of ICV Ltd., a financial information company. Both Datastream International Ltd. and ICV Ltd. are subsidiaries of Primark Corporation, an information services company. From 1987 to 1995, Mr. Sharples was Chairman of the Association of Futures


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--------------------------------------------------------------------------------

Brokers & Dealers and the Securities and Futures Authority, front line regulatory organizations designated under the laws of Great Britain.

DR BOARD OF DIRECTORS BIOGRAPHIES

TIMOTHY C. CHOATE, DIRECTOR

Tim has served as a director of the Company since May 1998. Mr. Choate has been Chairman of FreeShop International, Inc. since its inception in Jun 1997 and has been President and Chief Executive Officer since March 1998. Mr. Choate co-founded Online Interactive, Inc., the original parent company of FreeShop International, Inc., in June 1994, and served as President, Chief Executive Officer and Chairman until February, 1997 and Chairman until July 1997. Mr. Choate served as a Vice President of Micro Warehouse, Inc. from July 1997, when it acquired Online Interactive, Inc., until February 1998. From February 1991 to May 1994, Mr. Choate held various positions at Softdisk Publishing, LLC, most recently as President. From February 1989 until February 1991, Mr. Choate was a Senior Marketing Manager at Prodigy Services Company.

J. PAUL THORIN, DIRECTOR

Paul has served as a director of the Company since June 1996. Since April 1996, Mr. Thorin has served as General Counsel of Fujitsu America Inc., a subsidiary of Fujitsu Limited and since June 1997 as its Vice President and General Counsel. From April 1990 to March 1996, Mr. Thorin held the position of Associate Corporate Counsel of Fujitsu America Inc.


                                      C-49
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PREMIUMS PAID ANALYSIS DETAIL

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                                                  PREMIUMS PAID ANALYSIS DETAIL
--------------------------------------------------------------------------------


PREMIUMS PAID -- EQUITY MINORITY STAKES

                                                                                                             (DISCOUNT)/PREMIUM
                                                                                                         --------------------------
                                                                                   TRANS.    SHARES      1 DAY      1 WEEK  1 MONTH
#       DATE     SELLER                             ACQUIROR                       VAL.(a)  ACQUIRED     PRIOR      PRIOR    PRIOR
------------------------------------------------------------------------------------------------------------------------------------
37    06/17/96   Acrodyne Communications Inc        Bentley Capital Management        $1        5.4        (2)%       (3)%     3%
38    05/20/96   MIDCOM Communications Inc          Investor Group                     6        5.2         5          0       8
39    05/10/96   VideoServer Inc                    Investor Group                    21        5.4       (11)        (7)     12
40    05/07/96   Cooper & Chyan Technology Inc      Synopsys lnc                      18        9.9       (12)       (18)      8
41    05/01/96   Cellular Communications Inc        Investor Group                    52        5.1         0          1       2
42    04/23/96   Data Translation Inc               Investor Group                    10        6.5        (8)         2      23
43    04/19/96   MAI Systems Corp                   Investor Group                     3        8.3       (16)       (19)    (10)
44    04/17/96   Performance Technologies Inc       Investor Group                     3        5.3         4          5      12
45    04/16/96   Data Dimensions Inc                Investor Group                     8        8.1         4         12       0
46    03/28/96   Noise Cancellation Tech Inc        Investor                           2        5.6       (52)       (50)    (50)
47    03/20/96   Skysat Communications Network      Palomar Medical Technologies       1       15.3        60         78     167
48    03/15/96   General Communication Inc          MCI Communications Corp           13       23.0        30         28      37
49    03/07/96   Netcom On-Line Communication       Investor Group                    24        6.3        46         46      18
50    02/08/96   COMSAT Corp                        Investor                          72        7.2        (1)        14      17
51    02/07/96   Catalyst Semiconductor Inc         United Microelectronics Corp       4       10.0        (2)        14      12
52    02/02/96   SI Handling Systems Inc            Trigan Investments LP              1        6.7        (2)        (5)     (4)
53    01/18/96   PSINet Inc                         Investor Group                    69        7.9        70         57      18
54    01/17/96   Avant! Corp                        Investor Group                   133       19.9       196        168     160
55    01/10/96   NetVantage Inc                     Investor Group                     5       19.6       (27)       (26)    (22)
56    01/03/96   MECC                               Wyser Pratte Management Co Inc    15        5.3        32         34      19
57    12/27/95   LifeRate Systems Inc               Medtronic Inc                      5       20         (16)         9       3
58    12/20/95   Phoenix Technologies Ltd           Intel Corp                        11        6.5       (13)        (4)      0

Project
Triangle
                                                  PREMIUMS PAID ANALYSIS DETAIL
--------------------------------------------------------------------------------

59    12/18/95   Broadway & Seymour Inc                     Investor                 10         6.1        6            7      2
60    12/13/95   Interface Systems Inc                      Investor Group            2         6.1      (28)          (7)    12
61    12/11/95   Structural Dynamics Research               Investor Group           24         5.7        1            3     10
62    12/11/95   Broderbund Software Inc                    Investor                 60         5.0        1           (6)    (9)

Source:  Securities Data Corporation.


          (a)      Dollars in millions.

Project
Triangle
                                                  PREMIUMS PAID ANALYSIS DETAIL
--------------------------------------------------------------------------------


PREMIUMS PAID -- EQUITY MINORITY STAKES

                                                                                                               (DISCOUNT)/PREMIUM
                                                                                                           -------------------------
                                                                                    TRANS.      SHARES      1 DAY    1 WEEK 1 MONTH
#       DATE     SELLER                              ACQUIROR                       VAL.(a)    ACQUIRED     PRIOR    PRIOR    PRIOR
------------------------------------------------------------------------------------------------------------------------------------
63    12/08/95   Network Imaging Corp                Investor Group                $   4         6.7        (24)%     (24)%     (3)%
64    11/13/95   Conner Peripherals Inc              Investor Group                   57         5.2         (6)        4       15
65    11/03/95   AST Research Inc                    Samsung Electronics Co Ltd      100         9.7        241       237      256
66    10/11/95   Kopin Corp                          Telecom Holding Co Ltd           27        15.0          6         6        5
67    10/11/95   Tokheim Corp                        Investor                          4         7.2          5        11       11
68    10/11/95   Cambex Corp                         Investor Group                    6         5.6         29        26        7
69    09/29/95   Penril DataComm Networks Inc        Pequot General Partners           7        16.2        (32)      (27)     (30)
70    09/18/95   RasterOps Corp                      Investor Group                    3         7.9        (59)      (61)     (55)
71    08/31/95   Walker Interactive Systems Inc      Investor Group                    4         5.2        (12)      (10)     (10)
72    08/28/95   ESCO Electronics Corp               Investor Group                    5         5.5          9         9       (3)
73    07/13/95   Microcom Inc                        Investor Group                    9         5.2          5         4       25
74    06/30/95   Base Ten Systems Inc                Investor                          7         8.8         (4)       (9)      33
75    06/14/95   Andros Inc                          SAC Capital Management LP         5         6.2         (3)        1       (2)
76    06/13/95   Computer Learning Centers Inc       Investor Group                    2         6.9          3         7        0
77    05/16/95   Larson-Davis Inc                    Investor                          0         8.0        (88)      (88)     (86)
78    04/07/95   Precision Systems Inc               Vulcan Ventures Inc               9        12.0         47        67       72
79    04/07/95   Precision Systems Inc               Vulcan Ventures Inc               5        10.0         (6)        7       10
80    03/10/95   Tekelec                             Investor Group                   10         5.3          1         8        7
81    02/27/95   AST Research Inc                    Samsung Electronics Co Ltd      128        13.1         47        45       59
82    02/27/95   AST Research Inc                    Samsung Electronics Co Ltd      124        12.7         47        45       59
83    02/15/95   Autolnfo Inc                        Steel Partners II LP              2         9.4         11         7       34
84    02/13/95   Byron Preiss Multimedia Co          Simon & Schuster Inc              6        20.0         17        24       33

Project
Triangle
                                                 PREMIUMS PAID ANALYSIS DETAIL
--------------------------------------------------------------------------------

85    02/09/95   AST Research Inc                   Samsung Electronics Co Ltd       126        14.5          30       29       41
86    01/19/95   Ross Systems Inc                   Investor Group                     5         9.5          10       15       29
87    01/17/95   Penultimate Corp                   Makro GmbH                         1        23.4         114       67       36
88    12/27/94   Tech-Sym Corp                      Investor Group                     7        53.0          13       11       12

Source:  Securities Data Corporation.



          (a)      Dollars in millions.

Project
Triangle
                                                 PREMIUMS PAID ANALYSIS DETAIL
--------------------------------------------------------------------------------


PREMIUMS PAID -- EQUITY MINORITY STAKES

                                                                                                             (DISCOUNT)/PREMIUM
                                                                                                        ---------------------------
                                                                                   TRANS.    SHARES     1 DAY     1 WEEK     1 MONTH
#      DATE     SELLER                             ACQUIROR                        VAL.(a)  ACQUIRED    PRIOR     PRIOR       PRIOR
------------------------------------------------------------------------------------------------------------------------------------
89   12/22/94   Sundstrand Corp                    Investor Group                 $   9        5.2        4%         9%          7%
90   12/19/94   Hadco Corp                         Investor Group                     5        6.5      (21)       (17)        (14)
91   12/01/94   NAI Technologies Inc               Fundamental Management Corp        1        5.4       (4)         5           2
92   11/30/94   Reliance Electric Co               Investor Group                    46        7.0      (40)       (40)        (38)
93   11/28/94   Titan Corp                         Investor Group                     4        5.8       13         16           8
94   11/09/94   Reflectone Inc                     Investor Group                     0        6.0       10         10          14
95   11/01/94   Platinum Software Corp             Investor Group                    12        6.4       19          5          26
96   10/28/94   LTX Corp                           Investor Group                     6        5.6      (16)        (8)        (12)
97   10/19/94   Acclaim Entertainment Inc          Tele-Communications Inc           81       10.0        7         (2)          3
98   10/13/94   Robotic Vision Systems Inc         Investor Group                     4        5.0       21         21          51
99   09/19/94   Harvard Industries Inc             Investor Group                     5        5.3      (17)        (1)         (2)
100  09/16/94   Harvard Industries Inc             Investor Group                     9        9.3      (16)         1           0
101  08/23/94   Zing Technologies Inc              Investor                           0        6.8        6          6           6
102  08/09/94   Digital Sound Corp                 Investor Group                     5       13.6        9          2          27
103  07/19/94   Gupta Corporation                  Oracle Systems Corp               11        7.7        3         19           2
104  06/14/94   Sprint Corp                        Investor Group                 4,071       20.0       24         25          26
105  05/13/94   ARI Network Services               Vulcan Northwest Inc               5       10.7       12         19          16
106  05/03/94   Computer Task Group Inc            Stock Employee Compensation       13       15.2       (3)         3           8
107  05/03/94   Structural Dynamics Research       Govt of Singapore Investment      20        5.2       25         29           7
108  04/29/94   CSP Inc                            Investor Group                     2        7.3        3          9           1
109  04/27/94   Policy Management Systems Corp     General Atlantic Partners NY      38        7.5        0         (9)         (3)
110  04/26/94   Dataware Technologies Inc          Investor Group                     5        8.2        8         17           5

Project
Triangle
                                                  PREMIUMS PAID ANALYSIS DETAIL
--------------------------------------------------------------------------------

111   04/04/94   Satellite Technology Mgmt Inc       Berjaya Group Bhd               7       11.4       60         38          43
112   04/04/94   Satellite Technology Mgmt Inc       Berjaya Group Bhd               4        6.6       46         26          30
113   03/16/94   Manatron Inc                        Investor                        2       15.6       (7)        (7)         (6)
114   03/11/94   CommNet Cellular Inc                Investor Group                 13        6.0        5          4           0

Source:  Securities Data Corporation.


          (a)      Dollars in millions.

Project
Triangle
                                                 PREMIUMS PAID ANALYSIS DETAIL
--------------------------------------------------------------------------------

PREMIUMS PAID -- EQUITY MINORITY STAKES

                                                                                                              (DISCOUNT)/PREMIUM
                                                                                                         ---------------------------

                                                                                  TRANS.      SHARES     1 DAY      1 WEEK   1 MONTH
#        DATE     SELLER                            ACQUIROR                      VAL.(a)     ACQUIRED   PRIOR      PRIOR     PRIOR
------------------------------------------------------------------------------------------------------------------------------------
115    02/18/94   Intl Microcomputer Software       Tudor Investment Corp          $   2        5.7        39%        21%       39%
116    01/21/94   Video Lottery Technologies Inc    Electronic Data Systems Corp      68       20.0        39         51        64
117    01/19/94   Lynch Corp (Gabelli Group)        Investor Group                     2        8.1        (2)        (2)       (6)
118    11/30/93   Lo-Jack Corp                      Benefit Capital Management         4        8.2       (43)       (41)      (44)
119    11/23/93   CXR Corp                          Daniel Dror & Co                   1       16.2        (9)        (9)        7
120    11/01/93   Telematics International Inc      Mentor Partners LP                16        6.1        22         18        34
121    10/25/93   VTEL Corp                         Intel Corp                        14       10.9        44         24        21
122    10/25/93   VTEL Corp                         Intel Corp                        10       10.0        29         11         9
123    10/21/93   MagneTek Inc                      Singapore                         26        6.7        20         20        13
124    10/21/93   Compression Labs Inc              Fletcher Capital Markets Inc      10        5.6       (15)       (16)        0
125    10/20/93   Future Now Inc                    Intelligent Electronics Inc        9        7.1         1         (1)       19
126    10/04/93   Metricom Inc                      Vulcan Ventures Inc               18       12.4        (5)        20        43
127    09/14/93   Telematics International Inc      Investor Group                    16        6.4        10          6        20
128    07/27/93   Legent Corp                       Investor Group                    59        8.5       102        108         2
129    07/23/93   PerfectData Corp                  Flamemaster Corp                   1       16.4        18         18        13
130    06/03/93   Apogee Robotics Inc               PELT                               0       10.0        15         15         7
131    06/02/93   MCI Communications Corp           British Telecommunications PLC 3,465       16.8       (28)       (28)      (19)
132    05/03/93   IntelliCorp                       Informix Corp                      2       15.0       (30)       (32)       12
133    04/27/93   RasterOps Corp                    Scitex Corp Ltd                   10       13.0        60         39        23
134    01/21/93   Spinnaker Software Corp           Special Situations Fund            2       11.4         0         12        (2)
135    01/19/93   Lexicon Corp                      Investor Group                     0        5.1         9         13        13
136    11/06/92   Archive Corp                      Alpine Associates LP              13        8.5        51         56        54

Project
Triangle
                                                 PREMIUMS PAID ANALYSIS DETAIL
--------------------------------------------------------------------------------


137   10/26/92   Unique Mobility Inc               Alcan Aluminium Ltd                1         5.4        (52)     (50)      (58)
138   09/22/92   Alliant Techsystems Inc           Investor Group                    15         6.6         13       19        41
139   09/10/92   Gateway Communications Inc        Adage Inc                          1         6.0         (3)       0        63
140   07/07/92   Data Switch Corp                  Beall Technologies Inc             1         9.4        (29)     (13)        5

Source:  Securities Data Corporation.



          (a)      Dollars in millions.

Project
Triangle
                                                  PREMIUMS PAID ANALYSIS DETAIL
--------------------------------------------------------------------------------


PREMIUMS PAID -- EQUITY MINORITY STAKES

                                                                                                              (DISCOUNT)/PREMIUM
                                                                                                          --------------------------
                                                                                   TRANS.     SHARES      1 DAY    1 WEEK   1 MONTH
#       DATE     SELLER                             ACQUIROR                        VAL.(a)  ACQUIRED     PRIOR    PRIOR      PRIOR
------------------------------------------------------------------------------------------------------------------------------------
141   07/06/92   Andros Inc                         Investor Group                  $  4        6.8          5%      3%        (0)%
142   07/02/92   BMC Industries Inc                 Galileo Industrie Ottiche SpA      4        7.7         34      58         15
143   06/29/92   Edmark Corp                        Roanoke Investors LP               2       14.0         (5)     (5)        (5)
144   06/16/92   WordStar International Inc         Elron Electronic Industries        2        6.4        (11)     (6)       (26)
145   06/02/92   Emerson Radio Corp                 Otake Trading Co                  11        8.9         16      10         10
146   03/18/92   Convex Computer Corp               Hewlett-Packard Co                18        5.2          7       3         (1)
147   03/16/92   Tektronix Inc                      Investor Group                    69       11.4         23      27         10
148   03/11/92   Lo-Jack Corp                       Benefit Capital Management         6        7.0         74      70         62
149   12/06/91   Sequa Corp                         Investor Group                    19        7.8         50      45         19
150   09/23/91   Valid Logic Systems Inc            Alpine Associates LP               9        5.0         86      98         98
151   08/29/91   NCR Corp                           Capital Group Companies Inc      647        9.3         81      88        112
152   08/05/91   Sterling Electronics Corp          Adage lnc                          1        5.7          5      11         17
153   06/18/91   Information International Inc      Investor Group                     2        6.6         (7)     (1)        18
154   05/17/91   Alpha Microsystems                 Alphabet Technologies Inc          2       14.1         78     121        113
155   05/17/91   Alpha Microsystems                 Alphabet Technologies Inc          1        6.7         67     107        100
156   05/03/91   Intermec Corp                      Bear Stearns Cos Inc              14        7.4        (27)    (26)       (10)
157   05/03/91   Encore Computer Corp               Morrison-Knudsen Corp              5        6.1         (2)      2         63
158   04/04/91   Harman International Inds Inc      21 International Holdings Inc      7        9.1         30      41         24
159   02/08/91   Seagate Technology Inc             Salomon Brothers Inc (Salomon)   143       16.8         (6)      1         15
160   11/26/90   Informix Corp                      ASCII Corp                         7        5.0        150     142        125
161   11/15/90   Samna Corp                         Investor Group                     4        5.9         69      57         80
162   11/01/90   ESCO Electronics Corp              Investor Group                     5        9.5         64      58         22

Project
Triangle
                                                  PREMIUMS PAID ANALYSIS DETAIL
--------------------------------------------------------------------------------


163   10/22/90   Measurex Corp                   Harnischfeger Industries Inc        17        5.5         (9)      (5)        (1)
164   09/28/90   Emerson Radio Corp              Tomei lndustrial (Holdings) Ltd      8        5.6         43       25         25
165   09/11/90   ASK Computer Systems Inc        Electronic Data Systems Corp        40       19.7         35       35         17
166   09/11/90   ASK Computer Systems Inc        Hewlett-Packard Co                  20        9.8         35       35         17

Source:  Securities Data Corporation.


          (a)      Dollars in millions.

Project
Triangle
                                                  PREMIUMS PAID ANALYSIS DETAIL
--------------------------------------------------------------------------------


PREMIUMS PAID -- EQUITY MINORITY STAKES

                                                                                                            (DISCOUNT)/PREMIUM
                                                                                                      ------------------------------
                                                                                 TRANS.    SHARES    1 DAY     1 WEEK      1 MONTH
#       DATE     SELLER                            ACQUIROR                      VAL.(a)  ACQUIRED   PRIOR     PRIOR        PRIOR
------------------------------------------------------------------------------------------------------------------------------------
167   06/18/90   Network Systems Corp              Investor Group                $  25      5.6       (1)%        0%            7%
168   06/01/90   Telephone and Data Systems Inc    Investor Group                  146     16.2        2          1            15
169   06/01/90   Aerovox Inc                       Investor Group                    2      7.6        3          3            20
170   05/31/90   Corning Inc                       Market Street Trust Co          271      5.8        3         (2)            6
171   05/18/90   Graphic Scanning Corp             Investor Group                   17      5.3       14         15            11
172   05/02/90   Triad Systems Corp                Investor Group                    5     13.7        7          7             7
173   04/10/90   Altera Corp                       Investor Group                   12      5.7        5          5             2
174   03/30/90   Brite Voice Systems Inc           Investor                          5     16.3       (4)        (5)           (5)
175   02/09/90   Scientific Software-Intercomp     Investor Group                    1      5.0       17         40             8
------------------------------------------------------------------------------------------------------------------------------------
 MEDIAN                                                                                                5%         7%           11%
------------------------------------------------------------------------------------------------------------------------------------
Source:  Securities Data Corporation.


          (a)      Dollars in millions.

Project
Triangle
                                                  PREMIUMS PAID ANALYSIS DETAIL
--------------------------------------------------------------------------------


PREMIUMS PAID -- SQUEEZE OUTS

                                                                                                             (DISCOUNT)/PREMIUM
                                                                                                         --------------------------
                                                                                   TRANS.    SHARES      1 DAY     1 WEEK   1 MONTH
    DATE       SELLER                           ACQUIROR                           VAL.(a)  ACQUIRED     PRIOR     PRIOR     PRIOR
------------------------------------------------------------------------------------------------------------------------------------
04/19/99     Seagate Software Inc(Seagate)      Seagate Technology Inc             Pending     --          NA        NA        NA
09/29/98     Newmont Gold Co                    Newmont Mining Corp                 $265      10.43        (5)%      21%       62%
09/23/98     Ryerson Tull Inc                   Inland Steel Industries Inc           61       5.35        (9)      (12)      (41)
03/27/98     Intl Specialty Prods               ISP Holdings Inc                     325      20.29         4         2        15
08/26/96     Bankers Life Holding (Conseco)     Conseco Inc                          121       5.84        15        10        12
06/06/94     Ogden Projects Inc(Ogden Corp)     Ogden Corp                           110       6.00         6        18        20
03/01/94     FoxMeyer Corp (Natl Intergroup)    National Intergroup Inc               80       5.51         7         9        11
02/24/92     Unocal Exploration Corp            Unocal Corp                          118      10.06        18        18        23
02/06/92     Spelling Entertainment Inc         Charter Co (American Financial)       43       5.83        53        45        45
09/18/91     Arkla Exploration Co               Arkla Inc                             93       6.00         8        29        30
03/01/91     Metcalf & Eddy Cos Inc             Air & Water Technologies Corp         51       2.65        22        17        24
11/12/90     US WEST NewVector Group Inc        US WEST Inc                          433       9.71        48        54        86
------------------------------------------------------------------------------------------------------------------------------------
 MEDIAN                                                                                                     8%       18%       23%
------------------------------------------------------------------------------------------------------------------------------------


          (a)      Dollars in millions.

Project
Triangle

--------------------------------------------------------------------------------


HISTORIC STOCK PRICE ANALYSIS

Project
Triangle
                                                  HISTORIC STOCK PRICE ANALYSIS
--------------------------------------------------------------------------------


RELATIVE STOCK PRICE PERFORMANCE (SINCE 8/11/98)






(Graph shows relative stock performance of TR verses DR and the NASDAQ for the period from 8/11/98 to 7/9/99.)

Project
Triangle
                                                  HISTORIC STOCK PRICE ANALYSIS
--------------------------------------------------------------------------------


YTD RELITIVE PRICE PERFORMANCE





(Graph shows relative stock performance of TR verses DR for the period from 1/1/99 to 7/9/99.)

Project
Triangle

--------------------------------------------------------------------------------






LIABILITY RESERVE ANALYSIS

Project
Triangle
                                                     LIABILITY RESERVE ANALYSIS
--------------------------------------------------------------------------------


ANALYSIS OF CASH AT CLOSING(1)

------------------------------------------------------------------------------------------------------------------------------------
ITEM                                            TIMING      AMOUNT
Cash on hand                                   (Current)    $2,187          Trust Liabilities
Proceeds from Disposition                      (8/31/99)     2,800          Apple Lawsuit                          ($5,793)
Cash from Option Proceeds                    (at closing)      776          Tax on Dissenter Shares                 (1000)
Cash from Notes Receivable                   (at closing)      134          Apple Legal Defense                      (100)
Cash from Operations to 8/31/99              (at closing)        0          Unidentified Contingent Liabilities      (307)
Cash used from 8/31/99 to Closing            (at closing)     (225)           Total Liabilities                    ($7,200)
DR Cash Payment                              (at closing)   (1,200)         Trust Assets
Retention Plan                               (at closing)     (925)         Cash Remaining                          $  855
SG Cowen Fees                                (at closing)     (575)         DR Shares                                6,345
Legal Fees                                   (at closing)     (350)           Total Assets                           7,200
Arthur Anderson Fees                         (at closing)     (300)         Number of DR Shares Required                    180.00
D&O Insurance Costs                          (at closing)     (300)
Bayview Capital                              (at closing)     (185)
Preferred Stock Redemption                   (at closing)     (115)
Line of Credit Payback                       (at closing)     (100)
Proxy/Share Mtg Expense                      (at closing)     (125)
Liquidation Costs                            (at closing)      (25)
Cushion                                      (at closing)     (617)

Excess Cash                                                    855

Project
Triangle
                                                     LIABILITY RESERVE ANALYSIS
--------------------------------------------------------------------------------


(1) Analysis based on company estimates

                                                                       Exhibit D

                                                                    CONFIDENTIAL

--------------------------------------------------------------------------------

NEW YORK

SILICON VALLEY

BOSTON

LONDON

TOKYO


DEFENDER / TEMPEST

Transaction Analysis


Prepared For


Defender Board Of Directors

October 13, 1999

BROADVIEW INT'L LLC
MEMBER NASD
MEMBER SIPC

                                   DEAL TERMS
-------------------------------------------------------------------------------

STRUCTURE                   -      Both parties agree to effect a Type C
                                   Reorganization: DR will issues shares in exchange for all of the assets of TS. These assets consist primarily of an option for 3,000,000 shares of DR stock and net cash following the sale of its existing businesses. All liabilities, known and unknown, will remain the responsibility of the TS shareholders and will be assigned to a liquidating trust to be administered by TS.
                                   Currently, it is estimated that approximately
                                   8% of the gross shares received by TS
                                   shareholders in the transaction will be put into this trust to cover outstanding liabilities of TS estimated at $7.2 million.

CONSIDERATION               -      Both parties agree that DR will issue
                                   2,650,000 shares in exchange for TS assets equating to an 11.7% discount to the number of shares issuable upon exercise of the option. An additional downward adjustment will be made for any additional net cash balance.

CONTINGENCIES               -      Both parties would propose that the closing
                                   of the transaction be contingent upon a
                                   definitive resolution that pending tax
                                   legislation will not adversely affect the tax-free status of the Transaction.

LOCK-UP                     -      In order to facilitate efficient trading of
                                   DR, TS senior management agrees to lock-up one-third of their stock for 90 days, one-third for 180 days and one third for 270 days. TS senior management claims to control approximately 60% of the fully-diluted shares of TS.

REGULATORY ISSUES           -      Arthur Andersen recommends that both parties
                                   announce on Sunday, July 11, or earlier, to maximize the potential for the Transaction to be included under the current downstream merger legislation.

POOLING ISSUE               -      Both Parties agree to provide a fiduciary out
                                   for DR if an unsolicited transaction arises where pooling accounting treatment is deemed necessary.

                              TRANSACTION BENEFITS
-------------------------------------------------------------------------------

TAX-FREE                    -      Effects tax free repurchase of the option to
REPURCHASE                         buy 3.0 MM shares of DR at a discount of
OF SHARES AT                       11.7%. Based on DR's closing price as of
A DISCOUNT                         7/7/99 ($33.25), the transaction represents a
                                   savings of $11.6 MM less expenses and fees of $1.5MM, netting a total savings of $10.1 MM.

CLEARS UP                   -      Alleviates any confusion amongst industry
WALL STREET                        analysts in reference to ownership between DR
CONFUSION                          and TS.

REFOCUSES                   -      Eliminates unnecessary distractions for
MANAGEMENT                         management and continues good faith between
                                   the Board of Directors and the founder.

ENSURES                     -      Assures that approximately 50% of the shares
ORDERLY                            issued will not be sold for an average of six
TRADING                            months.

                               TRANSACTION RISKS
-------------------------------------------------------------------------------

POOLABILITY                 -      Transaction hinders Defender poolability for
                                   up to two years after the close of the
                                   transaction. However, Arthur Anderson
                                   believes that DR could regain poolability as early as six to nine months from the closing of the transaction.


REGULATORY                  -      Transaction faces proposed adverse tax
CONCERN                            legislation against Type C Reorganizations.
                                   It must be grandfathered under the current law to close.

LIABILITY RISK              -      In the event that the liquidating trust does
                                   not sufficiently cover TS liabilities, DR runs the slight risk of inheriting those liabilities as well as potential associated lawsuits.

                           BOARD OF DIRECTOR CONCERNS
------------------------------------------------------------------------------

CLOSING ASSETS         -      HOW MUCH CASH WILL TS HAVE AT CLOSING?

                              - TS advisors indicate that current liabilities will result in limited cash at the close of the transaction. Current estimates indicate approximately $800K in net cash will be available to DR at closing.

OPTION LANGUAGE        -      DOES TS HAVE TO EXERCISE THE OPTION BEFORE
                              CLOSE?

                              - MacUSA must exercise its "option" to acquire the shares from Joel Ronning.

MECHANICS OF           -      WHAT ARE THE MECHANICS OF LIQUIDATING TRUSTS?
LIQUIDATING
TRUST                         -   Similar to an escrow account. DR has no role
                                  in setting up, managing or liquidating the trust.

                              - Shares will be deposited and a trustee shall be appointed by TS shareholders to manage and administer the trust. This may involve selling the shares.

LOCK-UP OF >5%         -      THE LOCK-UP OF SHAREHOLDERS SHOULD INCLUDE
SHAREHOLDERS                  ALL SHAREHOLDERS HOLDING GREATER THAN 5% OF
                              TS SHARES.

                              - Only two current shareholders own more than 5%, Joel Ronning and Charles Reese. Both shareholders have agreed to the lock-up.

                       TEMPEST BALANCE SHEET(1) (MAY 1999)
-------------------------------------------------------------------------------
                       ($ in thousands)

ASSETS

     CURRENT ASSETS

          Cash and cash equivalent                      $1,919

          Restricted cash                                  274

          Accounts receivable, net of allowance
          for doubtful receivables of $382,000 and
          $365,000 respectively                          2,300

     Inventories, net of reserve for obsolescence        1,558

     Available for sale securities                          40

     Prepaids and other current assets                     558
                                                      --------
                  TOTAL CURRENT ASSETS                   6,648

     Property and equipment, net                           488

     Mining Assets                                           0

     Investment in Digital River                       120,000
                                                      --------
                                                      $127,136

LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES

         Revolving line of credit                           $1
         Current maturities of long-term debt                0
         Accounts payable                                2,225
         Accrued compensation and benefits                 183
         Accrued expenses                                  791
         Dividend payable                                   --
                                                       -------
                  TOTAL CURRENT LIABILITIES              3,200

         Dividends payable

     Deferred income tax                                44,837

         Redeemable pref. Stock, 12% cumulative
         convertible, $1 par value; 1,000,000 shares
         authorized; 160,000 shares issued and
         outstanding                                       248

     Commitments and contingencies

     STOCKHOLDERS' EQUITY:

         Common stock; no par value; 25,000,000
         shares authorized. 12,102,950 and 11,603,075
         issues and outstanding                             --

     Stock subscription receivable                        (134)

         Additional paid-in capital                      4,301
         Retained earnings (deficit)                     2,350
         Unrealized gain on available-for-sale
         securities                                     72,337
                                                      --------
                  TOTAL STOCKHOLDERS' EQUITY            78,854
                                                      --------
                                                      $127,139
                                                      --------
                                                      --------

(1) Numbers provided by Tempest advisors and may not balance due to rounding.

                           ANTICIPATED TS LIABILITIES
------------------------------------------------------------------------------
                           ($ in thousands)

                           LIABILITY RESERVE ANALYSIS


Cash on hand                                                  $2,187

Disposition of other assets                                   $2,200
                                                              ------
Total Cash Available to settle liabilities                    $4,387

Current Liabilities

                  Tax on Dissenter Shares       (1,000)
                  Retention Plan                  (925)
                  SG Cowen                        (550)
                  Arthur Anderson                 (300)
                  Legal Fees(2)                   (250)
                  Preferred Stock Redemption      (165)
                  Bayview Capital                 (161)
                  Post Operations Sale            (125)
                  Line of Credit Payback          (100)
                  Liquidation Costs                (25)

                           Total Liabilities                  (3,601)
                                                              ------
                  Net Cash Available to DR                      $786


Other Liabilities to be reserved for in Liquidating Trust:

Apple Lawsuit(1)                                (5,793)
                  Apple Legal Defense             (100)
Other                                           (1,300)
                                                ------
Total                                           (7,193)

(1) Calculated using 775,000 shares at $5.75 per share including a 30% tax.
(2) Includes Advisor Legal Fees.

                      CURRENT TEMPEST CAPITALIZATION TABLE
------------------------------------------------------------------------------
                      ($ in thousands)


INSIDER                                  # OF SHARES             %
                                         -----------            --
         Joel Ronning(1)                       6,574            44%
         Charles Reese(1)                        963             6%
                                          ----------        -------
                  All Insiders                 7,537            50%

OTHER SHAREHOLDERS

         Matador Cptl Mgmt                       510             3%
         Nicholas-Applegate                      282             2%
         Stanley Tenenbaum                       142             1%
         Public Float                          6,072            40%
                                          ----------        -------
                  All Other Shareholders       7,006            47%

Preferred Shares(2)                              128             1%
Total Outstanding Options                        427             3%
Treasury Stock(3)                                (70)           (0%)

FULLY DIL. SHARES OUTSTANDING                 15,028           100%

(1) Includes options.
(2) Assumes .8 conversion rate on 160,000 shares.
(3) Assumes exercise proceeds of $5.90 per option which generates $.4MM, assumes shares are brought back at $5.50 per share.

                POTENTIAL STOCK-FOR-STOCK TRANSACTION TIMETABLE
-----------------------------------------------------------------------------


                                 [Calendar]     [Calendar]    [Calendar]    [Calendar]


                                    JULY          AUGUST       SEPTEMBER      OCTOBER
Week of:                         5 12 19 26    2 9 16 23 30    6 13 20 27    4 11 18 25
----------------------------------------------------------------------------------------

TRANSACTION EVALUATION
                                 (6/30-7/9)
 Discussion of Price and Terms

 Due Diligence                   (6/30-7/9)

DEFINITIVE AGREEMENT

 Negotiate Agreement             (6/30-7/9)

 Execute Agreement               (7/9)

HART SCOTT RODINO

 File HSR                             (7/19)

 Termination of Waiting Period                 (8/9)

REGISTRATION STATEMENT (S-4)

 Prepare Filing                               (7/30-8/6)

 SEC Review and Clearance                                                  (8/6-9/20)

BOARD/SHAREHOLDER VOTE

 Review Fairness Opinion         (7/9)
 and Approve Transaction

 Prepare Mailing                                                               (9/20-9/24)

 Shareholder Review and Vote                                               (9/27-10/29)

 Closing                                                                                    (10/29)